SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

IFRS Disclosure and Additional Unaudited Financial Information
Prudential plc 2016 results
International Financial Reporting Standards (IFRS) Basis Results

CONSOLIDATED INCOME STATEMENT

Year ended 31 December	Note	2016 £m	2015 £m
Gross premiums earned		38,981	36,663
Outward reinsurance premiums		(2,020)	(1,157)
Earned premiums, net of reinsurance		36,961	35,506
Investment return		32,511	3,304
Other income		2,370	2,495
Total revenue, net of reinsurance		71,842	41,305
Benefits and claims		(60,948)	(30,547)
Outward reinsurers' share of benefit and claims		2,412	1,389
Movement in unallocated surplus of with-profits funds		(830)	(498)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(59,366)	(29,656)
Acquisition costs and other expenditure	B3	(8,848)	(8,208)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(360)	(312)
Remeasurement of carrying value of Korea life business classified as held for sale		(238)	-
Disposal of Japan life business - cumulative exchange loss recycled from other comprehensive income		-	(46)
Total charges, net of reinsurance		(68,812)	(38,222)
Share of profits from joint ventures and associates, net of related tax		182	238
Profit before tax (being tax attributable to shareholders' and policyholders' returns)*		3,212	3,321
Less tax charge attributable to policyholders' returns		(937)	(173)
Profit before tax attributable to shareholders	B1.1	2,275	3,148
Total tax charge attributable to policyholders and shareholders	B5	(1,291)	(742)
Adjustment to remove tax charge attributable to policyholders' returns		937	173
Tax charge attributable to shareholders' returns	B5	(354)	(569)
Profit for the year attributable to equity holders of the Company		1,921	2,579

Earnings per share (in pence)		2016	2015
Based on profit attributable to the equity holders of the Company:	B6
Basic		75.0p	101.0p
Diluted		75.0p	100.9p

Dividends per share (in pence)		2016	2015
Dividends relating to reporting year:	B7
First interim ordinary dividend		12.93p	12.31p
Second interim ordinary dividend		30.57p	26.47p
Special dividend		-	10.00p
Total		43.50p	48.78p
Dividends paid in reporting year:	B7
Current year first interim ordinary dividend		12.93p	12.31p
Second interim ordinary dividend/final ordinary dividend for prior year		26.47p	25.74p
Special dividend		10.00p	-
Total		49.40p	38.05p
   *   This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
        This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure is not representative of pre-tax profits attributable to shareholders. Profit before all taxes is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders.

International Financial Reporting Standards (IFRS) Basis Results
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Year ended 31 December	Note	2016 £m	2015 £m

Profit for the year		1,921	2,579

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year		1,148	68
Cumulative exchange loss of sold Japan life business recycled through profit or loss		-	46
Related tax		13	4
		1,161	118
Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:

Net unrealised holding gains (losses) arising during the year		241	(1,256)
Deduct net gains included in the income statement on disposal and impairment		(269)	(49)
Total	C3.2(c)	(28)	(1,305)
Related change in amortisation of deferred acquisition costs	C5 (b)	76	337
Related tax		(17)	339
		31	(629)

Total		1,192	(511)

Items that will not be reclassified to profit or loss
Shareholders' share of actuarial gains and losses on defined benefit pension schemes:
Gross		(107)	27
Related tax		14	(5)
		(93)	22

Other comprehensive income (loss) for the year, net of related tax		1,099	(489)

Total comprehensive income for the year attributable to the equity holders of the Company		3,020	2,090

International Financial Reporting Standards (IFRS) Basis Results
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

			Year ended 31 December 2016 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C10	note C10
Reserves
Profit for the year		-	-	1,921	-	-	1,921	-	1,921
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges, net of related tax		-	-	-	1,161	-	1,161	-	1,161

Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		-	-	-	-	31	31	-	31

Shareholders' share of actuarial gains and losses on defined benefit pension schemes, net of tax		-	-	(93)	-	-	(93)	-	(93)
Total other comprehensive income (loss)		-	-	(93)	1,161	31	1,099	-	1,099
Total comprehensive income for the year		-	-	1,828	1,161	31	3,020	-	3,020

Dividends	B7	-	-	(1,267)	-	-	(1,267)	-	(1,267)
Reserve movements in respect of share-based payments		-	-	(51)	-	-	(51)	-	(51)

Share capital and share premium
New share capital subscribed	C10	1	12	-	-	-	13	-	13

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	2	-	-	2	-	2
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	(6)	-	-	(6)	-	(6)
Net increase in equity		1	12	506	1,161	31	1,711	-	1,711
At beginning of year		128	1,915	10,436	149	327	12,955	1	12,956
At end of year		129	1,927	10,942	1,310	358	14,666	1	14,667

International Financial Reporting Standards (IFRS) Basis Results
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

			Year ended 31 December 2015 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C10	note C10
Reserves
Profit for the year		-	-	2,579	-	-	2,579	-	2,579
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges, net of related tax		-	-	-	118	-	118	-	118

Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		-	-	-	-	(629)	(629)	-	(629)

Shareholders' share of actuarial gains and losses on defined benefit pension schemes, net of tax		-	-	22	-	-	22	-	22
Total other comprehensive income (loss)		-	-	22	118	(629)	(489)	-	(489)
Total comprehensive income for the year		-	-	2,601	118	(629)	2,090	-	2,090

Dividends	B7	-	-	(974)	-	-	(974)	-	(974)
Reserve movements in respect of share-based payments		-	-	39	-	-	39	-	39

Share capital and share premium
New share capital subscribed	C10	-	7	-	-	-	7	-	7

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(38)	-	-	(38)	-	(38)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	20	-	-	20	-	20
Net increase in equity		-	7	1,648	118	(629)	1,144	-	1,144
At beginning of year		128	1,908	8,788	31	956	11,811	1	11,812
At end of year		128	1,915	10,436	149	327	12,955	1	12,956

International Financial Reporting Standards (IFRS) Basis Results
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 December	Note	2016 £m	2015 £m
Assets

Goodwill	C5(a)	1,628	1,648
Deferred acquisition costs and other intangible assets	C5(b)	10,807	8,472
Property, plant and equipment		743	1,197
Reinsurers' share of insurance contract liabilities		10,051	7,903
Deferred tax assets	C8	4,315	2,819
Current tax recoverable		440	477
Accrued investment income		3,153	2,751
Other debtors		3,019	1,955
Investment properties		14,646	13,422
Investment in joint ventures and associates accounted for using the equity method		1,273	1,034
Loans	C3.3	15,173	12,958
Equity securities and portfolio holdings in unit trusts		198,552	157,453
Debt securities	C3.2	170,458	147,671
Derivative assets		3,936	2,958
Other investments		5,465	4,395
Deposits		12,185	12,088
Assets held for sale	D1	4,589	2
Cash and cash equivalents		10,065	7,782
Total assets	C1	470,498	386,985

Equity
Shareholders' equity		14,666	12,955
Non-controlling interests		1	1
Total equity		14,667	12,956

Liabilities
Insurance contract liabilities	C4.1	316,436	260,753
Investment contract liabilities with discretionary participation features	C4.1	52,837	42,959
Investment contract liabilities without discretionary participation features	C4.1	19,723	18,806
Unallocated surplus of with-profits funds	C4.1	14,317	13,096
Core structural borrowings of shareholder-financed operations	C6.1	6,798	5,011
Operational borrowings attributable to shareholder-financed operations	C6.2	2,317	1,960
Borrowings attributable to with-profits operations	C6.2	1,349	1,332
Obligations under funding, securities lending and sale and repurchase agreements		5,031	3,765
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		8,687	7,873
Deferred tax liabilities	C8	5,370	4,010
Current tax liabilities		649	325
Accruals, deferred income and other liabilities		13,825	10,416
Provisions		947	604
Derivative liabilities		3,252	3,119
Liabilities held for sale	D1	4,293	-
Total liabilities	C1	455,831	374,029

Total equity and liabilities		470,498	386,985
Included within equity securities and portfolio holdings in unit trusts, debt securities and other investments are £8,545 million (2015: £5,995 million) of lent securities and assets subject to repurchase agreements.

International Financial Reporting Standards (IFRS) Basis Results
CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended 31 December	Note	2016 £m	2015 £m
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)		3,212	3,321
Non-cash movements in operating assets and liabilities reflected in profit before tax:
Investments		(37,824)	(6,814)
Other non-investment and non-cash assets		(2,490)	(1,063)
Policyholder liabilities (including unallocated surplus)		31,135	6,067
Other liabilities (including operational borrowings)		7,861	1,761
Interest income and expense and dividend income included in result before tax		(9,749)	(8,726)
Other non-cash itemsnote (ii)		834	234
Operating cash items:
Interest receipts		7,886	7,316
Dividend receipts		2,286	1,777
Tax paidnote (v)		(950)	(1,340)
Net cash flows from operating activities		2,201	2,533
Cash flows from investing activities
Purchases of property, plant and equipment		(348)	(256)
Proceeds from disposal of property, plant and equipment		102	30
Acquisition of subsidiaries and intangibles		(303)	(286)
Sale of businesses		-	43
Net cash flows from investing activities		(549)	(469)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:note (iii)	C6.1
Issue of subordinated debt, net of costs		1,227	590
Interest paid		(335)	(288)
With-profits operations:note (iv)	C6.2
Interest paid		(9)	(9)
Equity capital:
Issues of ordinary share capital		13	7
Dividends paid		(1,267)	(974)
Net cash flows from financing activities		(371)	(674)
Net increase in cash and cash equivalents		1,281	1,390
Cash and cash equivalents at beginning of year		7,782	6,409
Effect of exchange rate changes on cash and cash equivalents		1,002	(17)
Cash and cash equivalents at end of year		10,065	7,782

Notes
           (i)      This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
           (ii)     Other non-cash items consist of the adjustment of non-cash items to profit before tax.
          (iii)     Structural borrowings of shareholder-financed operations exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.
           (iv)    Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.
           (v)     Tax paid includes £226 million (2015: £229 million) paid on profits taxable at policyholder rather than shareholder rates.

International Financial Reporting Standards (IFRS) Basis Results
NOTES

         A     BACKGROUND
         A1   Basis of preparation and exchange rates
These statements have been prepared in accordance with IFRS Standards as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU) as required by EU law (IAS Regulation EC1606/2032). EU-endorsed IFRS Standards may differ from IFRS Standards issued by the IASB if, at any point in time, new or amended IFRS Standards have not been endorsed by the EU. At 31 December 2016, there were no unendorsed standards effective for the two years ended 31 December 2016 affecting the consolidated financial information of the Group. There were no differences between IFRS Standards endorsed by the EU and IFRS Standards issued by the IASB in terms of their application to the Group.
The Group IFRS accounting policies are the same as those applied for the year ended 31 December 2015 with the exception of  the adoption of the new and amended accounting standards as described in note A2.
Exchange rates
The exchange rates applied for balances and transactions in currency other than the presentational currency of the Group, pounds sterling (GBP) were:

	Closing rate at 31 Dec 2016	Average rate for 2016	Closing rate at 31 Dec 2015	Average rate for 2015
Local currency: £
Hong Kong	9.58	10.52	11.42	11.85
Indonesia	16,647.30	18,026.11	20,317.71	20,476.93
Malaysia	5.54	5.61	6.33	5.97
Singapore	1.79	1.87	2.09	2.1
China	8.59	8.99	9.57	9.61
India	83.86	91.02	97.51	98.08
Vietnam	28,136.99	30,292.79	33,140.64	33,509.21
Thailand	44.25	47.80	53.04	52.38
US	1.24	1.35	1.47	1.53

Certain notes to the financial statements present 2015 comparative information at Constant Exchange Rates (CER), in addition to the reporting at Actual Exchange Rates (AER) used throughout the consolidated financial statements. AER are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date. CER results are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.
The financial information set out in this announcement does not constitute the Company's statutory accounts for the years ended 31 December 2016 or 2015 but is derived from those accounts. The auditors have reported on the 2016 statutory accounts. Statutory accounts for 2015 have been delivered to the registrar of companies, and those for 2016 will be delivered following the Company's Annual General Meeting. Their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.
A2   Adoption of new accounting pronouncements in 2016
The Group has adopted the following new accounting pronouncements which were effective in 2016:
                 -       Annual improvements to IFRSs 2012-2014 cycle;
                 -       Clarification of Acceptable Methods of Depreciation and Amortisation (Amendments to IAS 16 and IAS 38); and
                 -       Disclosure Initiative (Amendments to IAS 1).
The adoption of these pronouncements has had no impact on these financial statements.
              B       EARNINGS PERFORMANCE
              B1      Analysis of performance by segment
              B1.1   Segment results - profit before tax

		2016 £m	2015* £m		%
	Note		AER	CER	2016 vs 2015 AER	2016 vs 2015 CER
			note (vi)	note (vi)	note (vi)	note (vi)
Asia operations
Asia insurance operations*	B4(a)	1,503	1,171	1,303	28%	15%
Eastspring Investments		141	115	128	23%	10%
Total Asia operations		1,644	1,286	1,431	28%	15%

US operations
Jackson (US insurance operations)		2,052	1,691	1,908	21%	8%
Broker-dealer and asset management		(4)	11	13	(136)%	(131)%
Total US operations		2,048	1,702	1,921	20%	7%

UK operations
UK insurance operations:	B4(b)
Long-term business		799	1,167	1,167	(32)%	(32)%
General insurance commissionnote (i)		29	28	28	4%	4%
Total UK insurance operations		828	1,195	1,195	(31)%	(31)%
M&G	B2	425	442	442	(4)%	(4)%
Prudential Capital		27	19	19	42%	42%
Total UK operations		1,280	1,656	1,656	(23)%	(23)%
Total segment profit		4,972	4,644	5,008	7%	(1)%

Other income and expenditure
Investment return and other income		1	14	14	(93)%	(93)%
Interest payable on core structural borrowings		(360)	(312)	(312)	(15)%	(15)%
Corporate expenditurenote (ii)		(334)	(319)	(319)	(5)%	(5)%
Total		(693)	(617)	(617)	(12)%	(12)%
Solvency II implementation costs		(28)	(43)	(43)	35%	35%
Restructuring costs note (iii)		(38)	(15)	(15)	(153)%	(153)%
Interest received from tax settlement		43	-	-	n/a	n/a
Operating profit based on longer-term investment returns		4,256	3,969	4,333	7%	(2)%
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,678)	(755)	(827)	(122)%	(103)%
Amortisation of acquisition accounting adjustmentsnote (iv)		(76)	(76)	(85)	0%	11%
(Loss) profit attaching to the held for sale Korea life business	D1	(227)	56	62	n/a	n/a
Cumulative exchange loss on the sold Japan life business recycled from other comprehensive incomenote (v)		-	(46)	(46)	n/a	n/a
Profit before tax attributable to shareholders		2,275	3,148	3,437	(28)%	(34)%
Tax charge attributable to shareholders' returns		(354)	(569)	(621)	38%	43%
Profit for the year attributable to shareholders		1,921	2,579	2,816	(26)%	(32)%

		2016	2015		%
				CER	2016 vs 2015 AER	2016 vs 2015 CER
Basic earnings per share (in pence)	B6			note (vi)	note (vi)	note (vi)
Based on operating profit based on longer-term investment returns		131.3p	124.6p	136.0p	5%	(3)%
Based on profit for the year		75.0p	101.0p	110.1p	(26)%	(32)%
      *  To facilitate future comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the held for sale Korea life business are included separately within the supplementary analysis of profit above.

           Notes
            (i)      The Group's UK insurance operations transferred its general insurance business to Churchill in 2002. General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement, which terminated at the end of 2016.
            (ii)     Corporate expenditure as shown above is for Group Head Office and Asia Regional Head Office.
           (iii)     Restructuring costs are incurred in the UK and Asia and represent one-off business development expenses.
           (iv)     Amortisation of acquisition accounting adjustments principally relate to the acquired REALIC business of Jackson.
           (v)      On 5 February 2015, the Group completed the sale of its closed book life insurance business in Japan.
           (vi)     For definitions of AER and CER refer to note A1.

             B1.2   Short-term fluctuations in investment returns on shareholder-backed business

	2016 £m	2015* £m
Insurance operations:
Asianote (i)	(225)	(137)
USnote (ii)	(1,455)	(424)
UKnote (iii)	198	(120)
Other operationsnote (iv)	(196)	(74)
Total	(1,678)	(755)
   * To facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the short-term fluctuations in investment returns attributable to the held for sale Korea life business are included separately within the supplementary analysis of profit.
Notes
           (i)      Asia insurance operations
         In Asia, the short-term fluctuations of negative £(225) million (2015: negative £(137) million) principally reflect the impact of changes in interest rates across the region on bonds and, equity market falls in China.
           (ii)     US insurance operations
                     The short-term fluctuations in investment returns for US insurance operations are reported net of related credit for amortisation of deferred acquisition costs, of £565 million as shown in note C5(b) (2015: £93 million) and comprise amounts in respect of the following items:

	2016 £m	2015 £m
Net equity hedge resultnote (a)	(1,587)	(504)
Other than equity-related derivativesnote (b)	(126)	29
Debt securities note (c)	201	1
Equity-type investments: actual less longer-term return	35	19
Other items	22	31
Total	(1,455)	(424)

Notes
(a)  Net equity hedge result
The purpose of the inclusion of this item in short-term fluctuations in investment returns is to segregate the amount included in pre-tax profit that relates to the accounting effect of market movements on both the measured value of guarantees in Jackson's variable annuity and fixed index annuity products and on the related derivatives used to manage the exposures inherent in these guarantees. As the Group applies US GAAP for the measured value of the product guarantees this item also includes asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ as described below.
The result comprises the net effect of:
        1   The accounting value movements on the variable and fixed index annuity guarantee liabilities. This includes:
              -    The Guaranteed Minimum Death Benefit (GMDB), and the 'for life' portion of Guaranteed Minimum Withdrawal Benefit (GMWB) guarantees which are measured under the US GAAP basis applied for IFRS in a way that is substantially insensitive to the effect of current period equity market and interest rate changes; and
              -    The 'not for life' portion of GMWB embedded derivative liabilities which are required to be measured under IAS 39 using a basis under which the projected future growth rate of the account balance is based on current swap rates (rather than expected rates of return) with only a portion of the expected future guarantee fees included. Reserve value movements on these liabilities are sensitive to changes to levels of equity markets, implied volatility and interest rates.
        2   Adjustments in respect of fee assessments and claim payments;
        3   Fair value movements on free-standing equity derivatives held to manage equity exposures of the variable annuity guarantees and fixed index annuity embedded options.
        4   Related changes to DAC amortisation in accordance with the policy that DAC is amortised in line with emergence of margins.
The net equity hedge result therefore includes significant accounting mismatches and other factors that detract from the presentation of an economic result. These other factors include:
             -    The variable annuity guarantees and fixed index annuity embedded options being only partially fair valued under 'grandfathered' US GAAP;
             -    The interest rate exposure being managed through the other than equity-related derivative programme explained in note (b) below; and
             -    Jackson's management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.
(b)  Other than equity-related derivatives
The fluctuations for this item comprise the net effect of:
             -    Fair value movements on free-standing, other than equity-related derivatives;
             -    Accounting effects of the Guaranteed Minimum Income Benefit (GMIB) reinsurance; and
             -    Related amortisation of DAC.

The free-standing, other than equity-related derivatives, are held to manage interest rate exposures and durations within the general account and the variable annuity guarantees and fixed index annuity embedded options described in note (a) above.
The direct GMIB liability is valued using the US GAAP measurement basis applied for IFRS reporting in a way that substantially does not recognise the effects of market movements. Reinsurance arrangements are in place so as to essentially fully insulate Jackson from the GMIB exposure. Notwithstanding that the liability is essentially fully reinsured, as the reinsurance asset is net settled, it is deemed a derivative under IAS 39 which requires fair valuation.
The fluctuations for this item therefore include significant accounting mismatches caused by:
              -    The fair value movements booked in the income statement on the derivative programme being in respect of the management of  interest rate exposures of the variable and fixed index annuity business, as well as the fixed annuity business guarantees and durations within the general account;
              -    Fair value movements on Jackson's debt securities of the general account which are recorded in other comprehensive income rather than the income statement; and
              -    The mixed measurement model that applies for the GMIB and its reinsurance.
(c)  Short-term fluctuations related to debt securities

	2016 £m	2015 £m
Short-term fluctuations relating to debt securities
(Charges) credits in the year:
Losses on sales of impaired and deteriorating bonds	(94)	(54)
Defaults	(4)	-
Bond write-downs	(35)	(37)
Recoveries / reversals	15	18
Total (charges) credits in the year	(118)	(73)
Less: Risk margin allowance deducted from operating profit based on longer-term investment returnsnote	89	83
	(29)	10
Interest-related realised gains:
Arising in the year	376	102
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(135)	(108)
	241	(6)
Related amortisation of deferred acquisition costs	(11)	(3)
Total short-term fluctuations related to debt securities	201	1

          Note
            The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in operating profit with variations from year to year included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for 2016 is based on an average annual risk margin reserve of 21 basis points (2015: 23 basis points) on average book values of US$56.4 billion (2015: US$54.6 billion) as shown below:

	2016				2015
Moody's rating category (or equivalent under NAIC ratings of mortgage-backed securities)	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss
	US$m	%	US$m	£m	US$m	%	US$m	£m

A3 or higher	29,051	0.12	(36)	(27)	28,185	0.13	(37)	(24)
Baa1, 2 or 3	25,964	0.24	(62)	(46)	24,768	0.25	(62)	(40)
Ba1, 2 or 3	1,051	1.07	(11)	(8)	1,257	1.17	(15)	(10)
B1, 2 or 3	312	2.95	(9)	(7)	388	3.08	(12)	(8)
Below B3	40	3.81	(2)	(1)	35	3.70	(1)	(1)
Total	56,418	0.21	(120)	(89)	54,633	0.23	(127)	(83)

Related amortisation of deferred acquisition costs (see below)			23	17			24	16
Risk margin reserve charge to operating profit for longer-term credit related losses			(97)	(72)			(103)	(67)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs.
In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax credit for unrealised losses on debt securities classified as available-for-sale net of related change in amortisation of deferred acquisition costs of £48 million (2015: charge for net unrealised losses £(968) million). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C3.2(b).
            (iii)     UK insurance operations
The positive short-term fluctuations in investment returns for UK insurance operations of £198 million (2015: negative £(120) million) mainly reflects gains on bonds backing the capital of the shareholder-backed annuity business following the fall in 15-year gilt yields over 2016.
            (iv)    Other
The negative short-term fluctuations in investment returns for other operations of £(196) million (2015: negative £(74) million) include unrealised value movements on financial instruments driven by the fall in interest rates.
             (v)     Default losses
The Group incurred default losses of £(4) million on its shareholder-backed debt securities for 2016 wholly in respect of Jackson's portfolio (2015: £nil).

              B1.3   Determining operating segments and performance measure of operating segments
              Operating segments
                The Group's operating segments, determined in accordance with IFRS 8 'Operating Segments', are as follows:

Insurance operations:	Asset management operations:
- Asia	- Eastspring Investments
- US (Jackson)	- US broker-dealer and asset management
- UK	- M&G
- Prudential Capital

The Group's operating segments are also its reportable segments for the purposes of internal management reporting.
Performance measure
The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on long-term investment returns from other constituents of the total profit as follows:
        -    Short-term fluctuations in investment returns on shareholder-backed business. This includes the impact of short-term market effects on the carrying value of Jackson's guarantee liabilities and related derivatives as explained below.
        -    Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012;
        -    Loss attaching to the held for sale Korea life business. See note D1 for further details;
        -    The recycling of the cumulative exchange translation loss on the sold Japan life business from other comprehensive income to the income statement in 2015.
Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.
Determination of operating profit based on longer-term investment returns for investment and liability movements:
           (a)    General principles
             (i)      UK style with-profits business
The operating profit based on longer-term returns reflects the statutory transfer gross of attributable tax. Value movements in the underlying assets of the with-profits funds do not affect directly the determination of operating profit.
              (ii)      Unit-linked business
The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in both the unit liabilities and the backing assets.
               (iii)     US variable annuity and fixed index annuity business
This business has guarantee liabilities which are measured on a combination of fair value and other US GAAP derived principles. These liabilities are subject to an extensive derivative programme to manage equity and, with those of the general account, interest rate exposures. The principles for determination of the operating profit and short-term fluctuations are necessarily bespoke, as discussed in section (c) below.
              (iv)     Business where policyholder liabilities are sensitive to market conditions
Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.
However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the operating result reflects longer-term market returns.
Examples of where such bifurcation is necessary are in Hong Kong and for UK shareholder-backed annuity business, as explained in sections b(i) and d(i), respectively.
             (v)     Other shareholder-financed business
The measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed operations.
Except in the case of assets backing liabilities which are directly matched (such as unit-linked business) or closely correlated with value movements (as discussed below) operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns.
            Debt, equity-type securities and loans
Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.
In principle, for debt securities and loans, the longer-term capital returns comprise two elements:
            -    Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the operating result is reflected in short-term fluctuations in investment returns; and
            -    The amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.
At 31 December 2016, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £969 million (2015: £567 million).
Equity-type securities
For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.
Derivative value movements
Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example, interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson, as discussed below in section (c).
           (b)    Asia insurance operations
             (i)      Business where policyholder liabilities are sensitive to market conditions
 For certain Asia non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (also applied for IFRS basis) was used.
For certain other types of non-participating business, longer-term interest rates are used to determine the movement in policyholder liabilities for determining operating results.
             (ii)     Other Asia shareholder-financed business
Debt securities
For this business, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.
Equity-type securities
For Asia insurance operations, investments in equity securities held for non-linked shareholder-backed operations amounted to £1,405 million as at 31 December 2016 (2015: £840 million). The rates of return applied in 2016 ranged from 3.2 per cent to 13.9 per cent (2015: 3.5 per cent to 13.0 per cent) with the rates applied varying by territory. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.
The longer-term investment returns for the Asia insurance joint ventures accounted for using the equity method are determined on a similar basis as the other Asia insurance operations described above.
           (c)    US Insurance operations
            (i)      Separate account business
For such business the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.
           (ii)     US variable and fixed index annuity business
The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns. See note B1.2 note (ii):
       -    Fair value movements for equity-based derivatives;
        -    Fair value movements for embedded derivatives for the 'not for life' portion of GMWB and fixed index annuity business, and GMIB reinsurance (see below);
        -    Movements in the accounts carrying value of GMDB and the 'for life' portion of GMWB and GMIB liabilities, for which, under the 'grandfathered' US GAAP applied under IFRS for Jackson's insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;
        -    A portion of the fee assessments as well as claim payments, in respect of guarantee liabilities; and
        -    Related amortisation of deferred acquisition costs for each of the above items.
Embedded derivatives for variable annuity guarantee minimum income benefit
The GMIB liability, which is essentially fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 944-80 Financial Services - Insurance - Separate Accounts (formerly SOP 03-1) under IFRS using        'grandfathered' US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, 'Financial Instruments: Recognition and Measurement', and the asset is therefore recognised at fair value. As the GMIB is economically reinsured, the mark-to-market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.
            (iii)    Other derivative value movements
The principal example of non-equity based derivatives (for example, interest rate swaps and swaptions) whose value movements are excluded from operating profit, arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.
            (iv)    Other US shareholder-financed business
Debt securities
Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as BlackRock Solutions to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2.
Equity-type securities
As at 31 December 2016, the equity-type securities for US insurance non-separate account operations amounted to £1,323 million (2015: £1,004 million). For these operations, the longer-term rates of return for income and capital applied in the years indicated, which reflect the combination of the average risk-free rates over the year and appropriate risk premiums are as follows:

	2016	2015
Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.5% to 6.5%	5.7% to 6.4%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.5% to 8.5%	7.7% to 8.4%

          (d)    UK Insurance operations
            (i)      Shareholder-backed annuity business
For this business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the 'operating results based on longer-term investment returns'. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.
The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business within the non-profit sub-fund of The Prudential Assurance Company (PAC) after adjustments to allocate the following elements of the movement to the category of 'short-term fluctuations in investment returns':
         -    The impact on credit risk provisioning of actual upgrades and downgrades during the period;
         -    Credit experience compared with assumptions; and
         -    Short-term value movements on assets backing the capital of the business.
Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Positive or negative experience compared with assumptions is included within short-term fluctuations in investment returns without further adjustment. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.
            (ii)     Non-linked shareholder-financed business
For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.
          (e)    Fund management and other non-insurance businesses
For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses, it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses in the operating result with temporary unrealised gains and losses being included in short-term fluctuations. In some instances, it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.
               B2      Profit before tax - asset management operations

The profit included in the income statement in respect of asset management operations for the year is as follows:

			2016 £m			2015 £m
	M&G	Prudential Capital	US	Eastspring Investments	Total	Total
Revenue (excluding NPH broker-dealer fees)	1,188	62	235	391	1,876	1,964
NPH broker-dealer feesnote (i)	-	-	550	-	550	522
Gross revenue	1,188	62	785	391	2,426	2,486
Charges (excluding NPH broker-dealer fees)	(768)	(91)	(239)	(304)	(1,402)	(1,497)
NPH broker-dealer feesnote (i)	-	-	(550)	-	(550)	(522)
Gross charges	(768)	(91)	(789)	(304)	(1,952)	(2,019)
Share of profit from joint ventures and associates, net of related tax	13	-	-	54	67	55
Profit (loss) before tax	433	(29)	(4)	141	541	522
Comprising:
Operating profit based on longer-term investment returnsnote (ii)	425	27	(4)	141	589	587
Short-term fluctuations in investment returns	8	(56)	-	-	(48)	(65)
Profit (loss) before tax	433	(29)	(4)	141	541	522

            Notes
            (i)      The segment revenue of the Group's asset management operations includes:
             NPH broker-dealer fees which represent commissions received that are then paid on to the writing brokers on sales of investment products. To reflect their commercial nature the amounts are also wholly reflected as charges within the income statement. After allowing for these charges, there is no effect on profit from this item. The presentation in the table above shows separately the amounts attributable to this item so that the underlying revenue and charges can be seen.
             (ii)     M&G operating profit based on longer-term investment returns:

	2016 £m	2015 £m
Asset management fee income	900	934
Other income	23	5
Staff costs	(332)	(293)
Other costs	(212)	(240)
Underlying profit before performance-related fees	379	406
Share of associate results	13	14
Performance-related fees	33	22
Total M&G operating profit based on longer-term investment returns	425	442

The revenue for M&G of £956 million (2015: £961 million), comprising the amounts for asset management fee income, other income and performance-related fees shown above, is different to the amount of £1,188 million shown in the main table of this note. This is because the £956 million (2015: £961 million) is after deducting commissions which would have been included as charges in the main table. The difference in the presentation of commission is aligned with how management reviews the business.

               B3      Acquisition costs and other expenditure

	2016 £m	2015 £m
Acquisition costs incurred for insurance policies	(3,687)	(3,275)
Acquisition costs deferred less amortisation of acquisition costs	923	431
Administration costs and other expenditure	(5,522)	(4,746)
Movements in amounts attributable to external unit holders of consolidated investment funds	(562)	(618)
Total acquisition costs and other expenditure	(8,848)	(8,208)

               B4      Effect of changes and other accounting features on insurance assets and liabilities
The following features are of relevance to the determination of the 2016 results:
           (a)     Asia insurance operations
In 2016, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £67 million (2015: £62 million) representing a small number of non-recurring items, including a gain resulting from entering into a reinsurance contract in the year.
(b)     UK insurance operations
 Annuity business
Allowance for credit risk
For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. The credit risk allowance comprises an amount for long-term best estimate defaults and additional provisions for credit risk premium, the cost of downgrades and short-term defaults.
Prudential Retirement Income Limited (PRIL) was the principal company writing the UK's shareholder-backed annuity business. In 2016, the business of PRIL was transferred into PAC following a Part VII transfer under the Financial Services and Markets Act 2000.
The IFRS credit risk allowance made for the ex-PRIL UK shareholder-backed fixed and linked annuity business equated to 43 basis points at 31 December 2016 (31 December 2015: 43 basis points). The allowance represented 26 per cent of the bond spread over swap rates (31 December 2015: 25 per cent).
The reserves for credit risk allowance at 31 December 2016 for the UK shareholder-backed business (both for ex-PRIL and the legacy PAC shareholder annuity business) were £1.7 billion (31 December 2015: £1.6 billion).
Other assumption changes
For the shareholder-backed business, in addition to the movement in the credit risk allowance discussed above, the net effect of routine changes to assumptions in 2016, was a credit of £16 million (2015: credit of £31 million).
Longevity reinsurance and other management actions
A number of management actions were taken in 2016 to improve the Solvency II position of the UK insurance operations and further mitigate market risk, which have generated combined profits of £332 million. Similar actions were also taken in 2015.
Of this amount £197 million related to profit from additional longevity reinsurance transactions covering £5.4 billion of annuity liabilities on an IFRS basis, with the balance of £135 million reflecting the effect of repositioning the fixed income portfolio and other actions.
The contribution to profit from similar longevity reinsurance transactions in 2015 was £231 million, covering £6.4 billion of annuity liabilities (on a Pillar 1 basis). Other asset-related management actions generated a further £169 million in 2015.
At 31 December 2016, longevity reinsurance covered £14.4 billion of IFRS annuity liabilities equivalent to 42 per cent of total annuity liabilities.
Review of past annuity sales
Prudential has agreed with the Financial Conduct Authority (FCA) to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers. The review will examine whether customers were given sufficient information about their potential eligibility to purchase an enhanced annuity, either from Prudential or another pension provider. The review is expected to commence in 2017 and last a period of three years. A provision of £175 million has been established at 31 December 2016 to cover the costs of undertaking the review and any potential redress. The ultimate amount that will be expended by the Group on the review remains uncertain. Although the Group's professional indemnity insurance may mitigate the overall financial impact of this review, with potential insurance recoveries of up to £175 million, no such recovery has been factored in the provision, in accordance with the requirements of IAS 37 'Provisions, Contingent Liabilities and Contingent Assets'.
               B5      Tax charge
           (a)      Total tax charge by nature of expense
           The total tax charge in the income statement is as follows:

	2016 £m			2015 £m
Tax charge	Current tax	Deferred tax	Total	Total
UK tax	(438)	(326)	(764)	(149)
Overseas tax	(939)	412	(527)	(593)
Total tax (charge) credit	(1,377)	86	(1,291)	(742)

The current tax charge of £1,377 million (2015: £734 million) includes £53 million (2015: £35 million) in respect of the tax charge for the Hong Kong operation. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) 5 per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.
The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below:

	2016 £m			2015 £m
Tax charge	Current tax	Deferred tax	Total	Total
Tax (charge) to policyholders' returns	(421)	(516)	(937)	(173)
Tax (charge) credit attributable to shareholders	(956)	602	(354)	(569)
Total tax (charge) credit	(1,377)	86	(1,291)	(742)

The principal reason for the increase in the tax charge attributable to policyholders' returns is an increase in realised and unrealised gains on equity and bond investments in the with-profits fund of the main UK insurance business. The principal reason for the decrease in the tax charge attributable to shareholders' returns is a deferred tax credit on derivative fair value movements in the US insurance operations.

          (b)    Reconciliation of effective tax rate
In the reconciliation below, the expected tax rates reflect the corporate income tax rates that are expected to apply to the taxable profit of the relevant business. Where there are profits of more than one jurisdiction the expected tax rates reflect the corporation tax rates weighted by reference to the amount of profit contributing to the aggregate business result. In the column 'Attributable to policyholders', the 100 per cent expected tax rate is the result of accounting for policyholder income after the deduction of expenses and movement on unallocated surpluses and on an after tax basis, the effect of which leaves the profit equal to the tax charge.

	2016 £m
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Attributable to shareholders	Attributable to policyholders	Total
Operating profit based on longer-term investment returns	1,503	2,052	828	(127)	4,256	n/a	n/a
Non-operating (loss) profit	(460)	(1,523)	198	(196)	(1,981)	n/a	n/a
Profit (loss) before tax	1,043	529	1,026	(323)	2,275	937	3,212
Expected tax rate	22%	35%	20%	19%	25%	100%	47%
Tax at the expected rate	229	185	205	(61)	558	937	1,495
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(28)	(18)	(12)	(9)	(67)		(67)
Deductions not allowable for tax purposes	19	8	7	26	60		60
Items related to taxation of life insurance businesses	(20)	(159)	(1)	-	(180)		(180)
Deferred tax adjustments	(11)	-	2	(14)	(23)		(23)
Effect of results of joint ventures and associates	(29)	-	-	(17)	(46)		(46)
Irrecoverable withholding taxes	-	-	-	36	36		36
Other	-	-	1	(6)	(5)		(5)
Total	(69)	(169)	(3)	16	(225)	-	(225)

Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	1	(81)	(7)	5	(82)		(82)
Movements in provisions for open tax matters	20	-	-	31	51		51
Impact of changes in local statutory tax rates	-	-	(5)	(1)	(6)		(6)
Write down of Korea life business	58	-	-	-	58		58
Total	79	(81)	(12)	35	21	-	21

Total actual tax charge (credit)	239	(65)	190	(10)	354	937	1,291
Analysed into:

Tax on operating profit based on longer-term investment returns	254	468	160	12	894	n/a	n/a
Tax on non-operating profit	(15)	(533)	30	(22)	(540)	n/a	n/a
Actual tax rate:
Operating profit based on longer-term investment returns
Including non-recurring tax reconciling items	17%	23%	19%	(9)%	21%	n/a	n/a
Excluding non-recurring tax reconciling items	16%	27%	21%	18%	22%	n/a	n/a
Total profit	23%	(12)%	19%	3%	16%	100%	40%

 The 2016 expected and actual tax rates as shown include the impact of the re-measurement loss on the held for sale Korea life business. The 2016 tax rates for Asia insurance and Group, excluding the impact of the held for sale Korea life business are as follows:

	Asia insurance	Attributable to shareholders
Expected tax rate on total profit	22%	24%
Actual tax rate:
Operating profit based on longer-term investment returns	17%	21%
Total profit	19%	14%

The more significant reconciling items are explained below:

Asia insurance operations
The £28 million reconciling item 'income not taxable or taxable at concessionary rates' primarily reflects income taxable at rates lower than the expected rates in Malaysia and Singapore. It is lower than the 2015 adjustment of £42 million due to the absence of non-taxable gains on domestic securities in Taiwan.
The £20 million reconciling item 'items related to taxation of life insurance businesses' reflects where the basis of tax is not the accounting profits, primarily in:
- Hong Kong where the taxable profit is based on the net insurance premiums; and
- Indonesia and Philippines where investment income is subject to withholding tax at source and no further corporation tax.
There is no significant movement in the reconciling items from 2015.
The £29 million reconciling item 'effect of results of the joint ventures and associates' arises from the accounting requirement for inclusion in the profit before tax of Prudential's share of the profits after tax from the joint ventures and associates, with no equivalent item included in Prudential's tax charge. The decrease reflects a lower profit from joint ventures and associates in 2016.
The £58 million reconciling item 'write down of Korea life business' reflects the non-tax deductible write down of the held for sale Korea life business.
US insurance operations
The £159 million reconciling item 'items related to taxation of life insurance businesses reflects the impact of the dividend received deduction on the taxation of profits from variable annuity business.
The £81 million non-recurring reconciling item 'adjustments to tax charge in relation to prior years' arose as a result of the finalisation of the dividend received deduction in the 2015 tax return as compared to the estimate included in the tax charge at 2015.
UK insurance operations
There are no significant reconciling items or significant movements from 2015.
Other operations
The £26 million reconciling item 'deductions not allowable for tax purposes' primarily relates to non-tax deductible foreign exchange movements on debt instruments.

	2015 £m
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Attributable to shareholders	Attributable to policyholders	Total
Operating profit (loss) based on longer-term investment returns	1,171	1,691	1,195	(88)	3,969	n/a	n/a
Non-operating loss	(135)	(492)	(120)	(74)	(821)	n/a	n/a
Profit (loss) before tax	1,036	1,199	1,075	(162)	3,148	173	3,321
Expected tax rate	24%	35%	20%	20%	27%	100%	31%
Tax at the expected rate	249	420	215	(32)	852	173	1,025
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(42)	(10)	(2)	(9)	(63)		(63)
Deductions not allowable for tax purposes	15	5	7	6	33		33
Items related to taxation of life insurance businesses	(20)	(113)	-	-	(133)		(133)
Deferred tax adjustments	10	-	-	(11)	(1)		(1)
Effect of results of joint ventures and associates	(37)	-	-	(13)	(50)		(50)
Irrecoverable withholding taxes	-	-	-	28	28		28
Other	(4)	(1)	6	2	3		3
Total	(78)	(119)	11	3	(183)		(183)

Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	5	(65)	(7)	-	(67)		(67)
Movements in provisions for open tax matters	(6)	-	-	(5)	(11)		(11)
Impact of changes in local statutory tax rates	(5)	-	(16)	(1)	(22)		(22)
Total	(6)	(65)	(23)	(6)	(100)		(100)

Total actual tax charge (credit)	165	236	203	(35)	569	173	742
Analysed into:

Tax on operating profit based on longer-term investment returns	170	408	227	(19)	786	n/a	n/a
Tax on non-operating profit	(5)	(172)	(24)	(16)	(217)	n/a	n/a
Actual tax rate:
Operating profit based on longer-term investment returns
Including non-recurring tax reconciling items	15%	24%	19%	22%	20%	n/a	n/a
Excluding non-recurring tax reconciling items	15%	28%	21%	15%	22%	n/a	n/a
Total profit	16%	20%	19%	22%	18%	100%	22%

                B6      Earnings per share

		2016
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
	Note	B1.1	B5
		£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		4,256	(894)	3,362	131.3p	131.2p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,678)	519	(1,159)	(45.3)p	(45.2)p
Loss attaching to held for sale Korea life business	D1	(227)	(4)	(231)	(9.0)p	(9.0)p
Amortisation of acquisition accounting adjustments		(76)	25	(51)	(2.0)p	(2.0)p
Based on profit for the year		2,275	(354)	1,921	75.0p	75.0p

		2015*
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
	Note	B1.1	B5
		£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		3,969	(786)	3,183	124.6p	124.5p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(755)	206	(549)	(21.5)p	(21.5)p
Profit attaching to held for sale Korea life business	D1	56	(14)	42	1.7p	1.7p
Cumulative exchange loss on the sold Japan life business recycled from other comprehensive income		(46)	-	(46)	(1.8)p	(1.8)p
Amortisation of acquisition accounting adjustments		(76)	25	(51)	(2.0)p	(2.0)p
Based on profit for the year		3,148	(569)	2,579	101.0p	100.9p
  * To facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the held for sale Korea life business are included separately within the supplementary analysis of profit above.

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share, which excludes those held in employee share trusts and consolidated unit trusts and OEICs, is set out as below:
	2016	2015
Weighted average number of shares for calculation of:	(millions)	(millions)
Basic earnings per share	2,560	2,553
Shares under option at end of year	7	9
Number of shares that would have been issued at fair value on assumed option price	(5)	(6)
Diluted earnings per share	2,562	2,556
               B7      Dividends

	2016		2015
	Pence per share	£m	Pence per share	£m
Dividends relating to reporting year:
First interim ordinary dividend	12.93p	333	12.31p	315
Second interim ordinary dividend	30.57p	789	26.47p	681
Special dividend	-	-	10.00p	257
Total	43.50p	1,122	48.78p	1,253
Dividends paid in reporting year:
Current year first interim ordinary dividend	12.93p	332	12.31p	315
Second interim ordinary dividend/final ordinary dividend for prior year	26.47p	679	25.74p	659
Special dividend	10.00p	256	-	-
Total	49.40p	1,267	38.05p	974

Dividend per share
For the year ended 31 December 2015 the second interim ordinary dividend of 26.47 pence per ordinary share and the special dividend of 10.00 pence per ordinary share were paid to eligible shareholders on 20 May 2016. The 2016 first interim ordinary dividend of 12.93 pence per ordinary share was paid to eligible shareholders on 29 September 2016.
The second interim ordinary dividend for the year ended 31 December 2016 of 30.57 pence per share will be paid on 19 May 2017 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm BST on 31 March 2017 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 26 May 2017. The second interim ordinary dividend will be paid on or about 26 May 2017 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 13 March 2017. The exchange rate at which the dividend payable to the SG Shareholders will be translated into Singapore dollars, will be determined by CDP.
Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.
               C       BALANCE SHEET NOTES
              C1      Analysis of Group statement of financial position by segment
              (a)       Position as at 31 December 2016

		2016 £m										2015 £m
		Insurance operations			Asset management				Unallo- cated to a segment (central opera- tions)	Elimin- ation of intra- group debtors and creditors	Group Total	Group Total
	Note	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments
By operating segment		C2.1	C2.2	C2.3
Assets
Goodwill	C5(a)	245	-	153	1,153	-	16	61	-	-	1,628	1,648
Deferred acquisition costs and other intangible assets	C5(b)	2,316	8,323	107	8	-	4	3	46	-	10,807	8,472
Property, plant and equipment		121	237	343	5	-	10	3	24	-	743	1,197
Reinsurers' share of insurance contract liabilities		1,539	7,224	2,590	-	-	-	-	-	(1,302)	10,051	7,903
Deferred tax assets	C8	98	3,861	146	23	8	118	9	52	-	4,315	2,819
Current tax recoverable		29	95	283	25	2	6	-	-	-	440	477
Accrued investment income		521	549	1,915	6	20	79	28	35	-	3,153	2,751
Other debtors		2,633	295	2,447	880	788	293	53	5,620	(9,990)	3,019	1,955
Investment properties		5	6	14,635	-	-	-	-	-	-	14,646	13,422
Investment in joint ventures and associates accounted for using the equity method		688	-	409	39	-	-	137	-	-	1,273	1,034
Loans	C3.3	1,303	9,735	3,572	-	563	-	-	-	-	15,173	12,958
Equity securities and portfolio holdings in unit trusts		23,581	120,747	54,037	140	-	-	18	29	-	198,552	157,453
Debt securities	C3.2	36,546	40,745	90,796	-	2,359	-	-	12	-	170,458	147,671
Derivative assets		47	834	2,927	-	124	-	-	4	-	3,936	2,958
Other investments		-	987	4,449	24	-	5	-	-	-	5,465	4,395
Deposits		1,379	-	10,705	-	-	49	46	6	-	12,185	12,088
Assets held for sale	D1	3,863	-	726	-	-	-	-	-	-	4,589	2
Cash and cash equivalents		1,995	1,054	4,703	354	1,451	81	162	265	-	10,065	7,782
Total assets	C1	76,909	194,692	194,943	2,657	5,315	661	520	6,093	(11,292)	470,498	386,985

Total equity		4,993	5,204	5,999	1,820	22	204	383	(3,958)	-	14,667	12,956
Liabilities
Insurance contract liabilities	C4.1	54,417	174,328	88,993	-	-	-	-	-	(1,302)	316,436	260,753
Investment contract liabilities with discretionary participation features	C4.1	347	-	52,490	-	-	-	-	-	-	52,837	42,959
Investment contract liabilities without discretionary participation features	C4.1	254	3,298	16,171	-	-	-	-	-	-	19,723	18,806
Unallocated surplus of with-profits funds	C4.1	2,667	-	11,650	-	-	-	-	-	-	14,317	13,096
Core structural borrowings of shareholder-financed operations		-	202	-	-	275	-	-	6,321	-	6,798	5,011
Operational borrowings attributable to shareholder-financed operations		19	480	167	-	-	-	-	1,651	-	2,317	1,960
Borrowings attributable to with-profits operations		4	-	1,345	-	-	-	-	-	-	1,349	1,332
Obligations under funding, securities lending and sale and repurchase agreements		-	3,534	1,497	-	-	-	-	-	-	5,031	3,765
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		3,093	-	5,594	-	-	-	-	-	-	8,687	7,873
Deferred tax liabilities	C8	935	2,831	1,577	15	-	1	-	11	-	5,370	4,010
Current tax liabilities		113	-	447	64	7	-	12	6	-	649	325
Accruals deferred income and other liabilities		5,887	4,749	6,176	553	4,396	455	53	1,546	(9,990)	13,825	10,416
Provisions		157	2	442	205	-	1	72	68	-	947	604
Derivative liabilities		265	64	1,860	-	615	-	-	448	-	3,252	3,119
Liabilities held for sale	D1	3,758	-	535	-	-	-	-	-	-	4,293	-
Total liabilities	C1	71,916	189,488	188,944	837	5,293	457	137	10,051	(11,292)	455,831	374,029
Total equity and liabilities		76,909	194,692	194,943	2,657	5,315	661	520	6,093	(11,292)	470,498	386,985

                C2      Analysis of segment statement of financial position by business type
                C2.1   Asia insurance operations

		31 Dec 2016 £m				31 Dec 2015 £m
		With-profits business	Unit-linked assets and liabilities	Other business	Total	Total
	Note
Assets
Goodwill		-	-	245	245	233
Deferred acquisition costs and other intangible assets		28	-	2,288	2,316	2,145
Property, plant and equipment		89	-	32	121	73
Reinsurers' share of insurance contract liabilities		43	-	1,496	1,539	797
Deferred tax assets		-	-	98	98	66
Current tax recoverable		-	2	27	29	34
Accrued investment income		238	49	234	521	505
Other debtors		1,960	147	526	2,633	2,212
Investment properties		-	-	5	5	5
Investment in joint ventures and associates accounted for using the equity method		-	-	688	688	475
Loans	C3.3	690	-	613	1,303	1,084
Equity securities and portfolio holdings in unit trusts		10,737	11,439	1,405	23,581	18,532
Debt securities	C3.2	21,861	3,321	11,364	36,546	28,292
Derivative assets		27	-	20	47	57
Deposits		319	403	657	1,379	773
Assets held for sale	D1	-	2,877	986	3,863	-
Cash and cash equivalents		816	222	957	1,995	2,064
Total assets		36,808	18,460	21,641	76,909	57,347
Total equity		-	-	4,993	4,993	3,957
Liabilities
Insurance contract liabilities		28,221	14,035	12,161	54,417	42,084
Investment contract liabilities with discretionary participation features	C4.1	347	-	-	347	251
Investment contract liabilities without discretionary participation features	C4.1	-	254	-	254	181
Unallocated surplus of with-profits funds		2,667	-	-	2,667	2,553
Operational borrowings attributable to shareholder-financed operations		-	12	7	19	-
Borrowings attributable to with-profits operations		4	-	-	4	-
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		1,770	1,144	179	3,093	2,802
Deferred tax liabilities		639	25	271	935	734
Current tax liabilities		35	-	78	113	50
Accruals, deferred income and other liabilities		2,837	108	2,942	5,887	4,476
Provisions		65	-	92	157	119
Derivative liabilities		223	5	37	265	140
Liabilities held for sale	D1	-	2,877	881	3,758	-
Total liabilities		36,808	18,460	16,648	71,916	53,390
Total equity and liabilities		36,808	18,460	21,641	76,909	57,347

        Note
 The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. Assets and liabilities of other participating business are included in the column for 'Other business'.
               C2.2   US insurance operations

		31 Dec 2016 £m			31 Dec 2015 £m
		Variable annuity separate account assets and liabilities	Fixed annuity, GIC and other business	Total	Total
	Note
Assets
Deferred acquisition costs and other intangible assets		-	8,323	8,323	6,168
Property, plant and equipment		-	237	237	192
Reinsurers' share of insurance contract liabilities		-	7,224	7,224	6,211
Deferred tax assets		-	3,861	3,861	2,448
Current tax recoverable		-	95	95	307
Accrued investment income		-	549	549	473
Other debtors		-	295	295	22
Investment properties		-	6	6	5
Loans	C3.3	-	9,735	9,735	7,418
Equity securities and portfolio holdings in unit trusts		120,411	336	120,747	91,216
Debt securities	C3.2	-	40,745	40,745	34,071
Derivative assets		-	834	834	905
Other investments		-	987	987	810
Cash and cash equivalents		-	1,054	1,054	1,405
Total assets		120,411	74,281	194,692	151,651
Total equity		-	5,204	5,204	4,154
Liabilities
Insurance contract liabilities		120,411	53,917	174,328	136,129
Investment contract liabilities without discretionary participation features	C4.1	-	3,298	3,298	2,784
Core structural borrowings of shareholder-financed operations		-	202	202	169
Operational borrowings attributable to shareholder-financed operations		-	480	480	66
Obligations under funding, securities lending and sale and repurchase agreements		-	3,534	3,534	1,914
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		-	-	-	22
Deferred tax liabilities		-	2,831	2,831	2,086
Current tax liabilities		-	-	-	3
Accruals, deferred income and other liabilities		-	4,749	4,749	4,069
Provisions		-	2	2	6
Derivative liabilities		-	64	64	249
Total liabilities		120,411	69,077	189,488	147,497
Total equity and liabilities		120,411	74,281	194,692	151,651

                 C2.3   UK insurance operations

		31 Dec 2016 £m					31 Dec 2015 £m
			Other funds and subsidiaries
		With-profits sub-funds	Unit-linked assets and liabilities	Annuity and other long-term business	Total	Total	Total
By operating segment	Note	note (i)
Assets
Goodwill		153	-	-	-	153	185
Deferred acquisition costs and other intangible assets		25	-	82	82	107	91
Property, plant and equipment		325	-	18	18	343	798
Reinsurers' share of insurance contract liabilities		1,352	134	1,104	1,238	2,590	2,156
Deferred tax assets		82	-	64	64	146	132
Current tax recoverable		1	-	282	282	283	135
Accrued investment income		1,227	101	587	688	1,915	1,622
Other debtors		1,436	322	689	1,011	2,447	2,498
Investment properties		12,391	661	1,583	2,244	14,635	13,412
Investment in joint ventures and associates accounted for using the equity method		409	-	-	-	409	434
Loans	C3.3	1,892	-	1,680	1,680	3,572	3,571
Equity securities and portfolio holdings in unit trusts		38,803	15,183	51	15,234	54,037	47,593
Debt securities	C3.2	48,936	6,277	35,583	41,860	90,796	83,101
Derivative assets		2,388	14	525	539	2,927	1,930
Other investments		4,443	5	1	6	4,449	3,556
Deposits		8,464	1,009	1,232	2,241	10,705	11,226
Assets held for salenote (ii)		726	-	-	-	726	2
Cash and cash equivalents		3,209	694	800	1,494	4,703	2,880
Total assets		126,262	24,400	44,281	68,681	194,943	175,322
Total equity		-	-	5,999	5,999	5,999	5,140
Liabilities
Insurance contract liabilities	C4.1	49,001	6,029	33,963	39,992	88,993	83,801
Investment contract liabilities with discretionary participation features	C4.1	52,477	-	13	13	52,490	42,708
Investment contract liabilities without discretionary participation features	C4.1	18	16,090	63	16,153	16,171	15,841
Unallocated surplus of with-profits funds	C4.1	11,650	-	-	-	11,650	10,543
Operational borrowings attributable to shareholder-financed operations		-	4	163	167	167	179
Borrowings attributable to with-profits operations		1,345	-	-	-	1,345	1,332
Obligations under funding, securities lending and sale and repurchase agreements		757	-	740	740	1,497	1,651
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		3,513	2,066	15	2,081	5,594	5,049
Deferred tax liabilities		1,279	-	298	298	1,577	1,162
Current tax liabilities		90	59	298	357	447	203
Accruals deferred income and other liabilities		4,649	129	1,398	1,527	6,176	5,430
Provisions		95	-	347	347	442	158
Derivative liabilities		853	23	984	1,007	1,860	2,125
Liabilities held for salenote (ii)		535	-	-	-	535	-
Total liabilities		126,262	24,400	38,282	62,682	188,944	170,182
Total equity and liabilities		126,262	24,400	44,281	68,681	194,943	175,322

  Note

        (i)     Includes the Scottish Amicable Insurance Fund  which, at 31 December 2016 have total assets and liabilities of £6,101 million (2015: £6,230 million). The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities).  The PAC with-profits fund includes £11.2 billion (2015: £10.8 billion) of non-profits annuities liabilities.
        (ii)    The assets and liabilities held for sale for the UK insurance operations at 31 December 2016 comprise the investment properties and consolidated venture investments of the PAC with-profits fund, for which the sales had been agreed but not yet completed at the year end.
C3        Assets and liabilities
C3.1     Group assets and liabilities - measurement
              (a)        Determination of fair value
The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments or by using quotations from independent third parties such as brokers and pricing services or by using appropriate valuation techniques.
The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.
The loans and receivables have been shown net of provisions for impairment. The fair value of loans have been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest where applicable.
The fair value of investment properties is based on market values as assessed by professionally qualified external valuers or by the Group's qualified surveyors.
The fair value of the subordinated and senior debt issued by the parent company is determined using quoted prices from independent third parties.
The fair value of financial liabilities (other than derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.
           (b)    Fair value measurement hierarchy of Group assets and liabilities
           Assets and liabilities carried at fair value on the statement of financial position
The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

Financial instruments at fair value

	31 Dec 2016 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Loans	-	-	27	27
Equity securities and portfolio holdings in unit trusts	45,181	3,669	690	49,540
Debt securities	26,227	43,880	690	70,797
Other investments (including derivative assets)	58	3,357	3,443	6,858
Derivative liabilities	(51)	(1,025)	-	(1,076)
Total financial investments, net of derivative liabilities	71,415	49,881	4,850	126,146
Percentage of total	56%	40%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	146,637	374	22	147,033
Debt securities	5,136	4,462	-	9,598
Other investments (including derivative assets)	6	8	5	19
Derivative liabilities	(4)	(24)	-	(28)
Total financial investments, net of derivative liabilities	151,775	4,820	27	156,622
Percentage of total	97%	3%	0%	100%
Non-linked shareholder-backed
Loans	-	276	2,672	2,948
Equity securities and portfolio holdings in unit trusts	1,966	3	10	1,979
Debt securities	21,896	67,915	252	90,063
Other investments (including derivative assets)	-	1,492	1,032	2,524
Derivative liabilities	(9)	(1,623)	(516)	(2,148)
Total financial investments, net of derivative liabilities	23,853	68,063	3,450	95,366
Percentage of total	25%	71%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	276	2,699	2,975
Equity securities and portfolio holdings in unit trusts	193,784	4,046	722	198,552
Debt securities	53,259	116,257	942	170,458
Other investments (including derivative assets)	64	4,857	4,480	9,401
Derivative liabilities	(64)	(2,672)	(516)	(3,252)
Total financial investments, net of derivative liabilities	247,043	122,764	8,327	378,134
Investment contract liabilities without discretionary participation features held at fair value	-	(16,425)	-	(16,425)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(4,217)	(3,587)	(883)	(8,687)
Other financial liabilities held at fair value	-	(385)	(2,851)	(3,236)
Total financial instruments at fair value	242,826	102,367	4,593	349,786
Percentage of total	70%	29%	1%	100%

All assets and liabilities held at fair value are classified as fair value through profit or loss, except for £40,645 million (2015: £33,984 million) of debt securities classified as available-for-sale.
In addition to the financial instruments shown above, the assets and liabilities held for sale on the consolidated statement of financial position at 31 December 2016 in respect of Korea life business included a net financial instruments balance of £3,200 million, primarily for equity securities and debt securities. Of this amount, £2,763 million was classified as level 1 and £437 million as level 2.

	31 Dec 2015 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	35,441	3,200	554	39,195
Debt securities	20,312	40,033	525	60,870
Other investments (including derivative assets)	85	1,589	3,371	5,045
Derivative liabilities	(110)	(1,526)	-	(1,636)
Total financial investments, net of derivative liabilities	55,728	43,296	4,450	103,474
Percentage of total	54%	42%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	116,691	354	22	117,067
Debt securities	4,350	4,940	-	9,290
Other investments (including derivative assets)	5	20	4	29
Derivative liabilities	(2)	(16)	-	(18)
Total financial investments, net of derivative liabilities	121,044	5,298	26	126,368
Percentage of total	96%	4%	0%	100%
Non-linked shareholder-backed
Loans	-	255	2,183	2,438
Equity securities and portfolio holdings in unit trusts	1,150	10	31	1,191
Debt securities	17,767	59,491	253	77,511
Other investments (including derivative assets)	-	1,378	901	2,279
Derivative liabilities	-	(1,112)	(353)	(1,465)
Total financial investments, net of derivative liabilities	18,917	60,022	3,015	81,954
Percentage of total	23%	73%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	255	2,183	2,438
Equity securities and portfolio holdings in unit trusts	153,282	3,564	607	157,453
Debt securities	42,429	104,464	778	147,671
Other investments (including derivative assets)	90	2,987	4,276	7,353
Derivative liabilities	(112)	(2,654)	(353)	(3,119)
Total financial investments, net of derivative liabilities	195,689	108,616	7,491	311,796
Investment contracts liabilities without discretionary participation features held at fair value	-	(16,022)	-	(16,022)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(5,782)	(1,055)	(1,036)	(7,873)
Other financial liabilities held at fair value	-	(322)	(2,347)	(2,669)
Total financial instruments at fair value	189,907	91,217	4,108	285,232
Percentage of total	67%	32%	1%	100%

Investment properties at fair value
	31 December £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
2016	-	-	14,646	14,646
2015	-	-	13,422	13,422

        (c)   Valuation approach for level 2 fair valued assets and liabilities
A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.
Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing services providers are used, a single valuation is obtained and applied.
When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.
Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described below in this note with the objective of arriving at a fair value measurement that reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential determines the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.
Of the total level 2 debt securities of £116,257 million at 31 December 2016 (2015: £104,464 million), £12,708 million are valued internally (2015: £10,331 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.
(d)   Fair value measurements for level 3 fair valued assets and liabilities
Valuation approach for level 3 fair valued assets and liabilities
Financial instruments at fair value
Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions eg market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement that reflects the price at which an orderly transaction would take place between market participants on the measurement date.
The fair value estimates are made at a specific point in time, based upon available market information and judgements about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realised in immediate settlement of the financial instrument.
In accordance with the Group's risk management framework, the estimated fair value of derivative financial instruments valued internally using standard market practices are subject to assessment against external counterparties' valuations.
At 31 December 2016, the Group held £4,593 million (2015: £4,108 million) of net financial instruments at fair value within level 3. This represents 1 per cent (2015: 1 per cent) of the total fair valued financial assets net of fair valued financial liabilities.
Included within these amounts were loans of £2,672 million at 31 December 2016 (2015: £2,183 million), measured as the loan outstanding balance, attached to REALIC and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,851 million at 31 December 2016 (2015: £2,347 million) was also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.
Excluding the loans and funds withheld liability under REALIC's reinsurance arrangements as described above, which amounted to a net liability of £(179) million (2015: £(164) million), the level 3 fair valued financial assets net of financial liabilities were £4,772 million (2015: £4,272 million). Of this amount, a net asset of £72 million (2015: net liability of £(77) million) was internally valued, representing less than 0.1 per cent of the total fair valued financial assets net of financial liabilities (2015: less than 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net asset/liability were:
       (a)   Debt securities of £422 million (2015: £381 million), which were either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (eg distressed securities or securities which were being restructured).
        (b)   Private equity and venture investments of £956 million (2015: £852 million) which were valued internally based on management information available for these investments. These investments were principally held by consolidated investment funds that are managed on behalf of third parties.
        (c)   Liabilities of £(883) million (2015: £(1,013) million) for the net asset value attributable to external unit holders in respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets.
       (d)   Derivative liabilities of £(516) million (2015: £(353) million) which are valued internally using standard market practices but are subject to independent assessment against external counterparties' valuations.
       (e)   Other sundry individual financial investments of £93 million (2015: £56 million).

Of the internally valued net asset referred to above of £72 million (2015: net liability of £(77) million):
       (a) A net asset of £315 million (2015: £29 million) was held by the Group's participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments.
       (b) A net liability of £(243) million (2015: £(106) million) was held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally was varied downwards by 10 per cent, the change in valuation would be £24 million (2015: £11 million), which would reduce shareholders' equity by this amount before tax. Of this amount, a decrease of £24 million (2015: a decrease of £10 million) would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit and no impact (2015: a decrease of £1 million) would be included as part of other comprehensive income, being unrealised movements on assets classified as available-for-sale.
           Other assets at fair value - investment properties
The investment properties of the Group are principally held by the UK insurance operations that are externally valued by professionally qualified external valuers using the Royal Institution of Chartered Surveyors (RICS) valuation standards. An 'income capitalisation' technique is predominantly applied for these properties. This technique calculates the value through the yield and rental value depending on factors such as the lease length, building quality, covenant and location. The variables used are compared to recent transactions with similar features to those of the Group's investment properties. As the comparisons are not with properties that are virtually identical to the Group's investment properties, adjustments are made by the valuers where appropriate to the variables used. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of the properties.
           (e)    Transfers into and transfers out of levels
The Group's policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer.
During 2016, the transfers between levels within the Group's portfolio were primarily transfers from level 1 to level 2 of £455 million and transfers from level 2 to level 1 of £902 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observability of the inputs used in valuing these securities.
In addition, in 2016, the transfers into level 3 were £138 million and the transfers out of level 3 were £394 million. These transfers were between levels 3 and 2 and primarily for equity securities and debt securities.
           (f)     Valuation processes applied by the Group
The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions.
               C3.2   Debt securities
This note provides analysis of the Group's debt securities, including asset-backed securities and sovereign debt securities.
        (a)  Credit rating
Debt securities are analysed below according to external credit ratings issued, with equivalent ratings issued by different ratings agencies grouped together. Standard and Poor's ratings have been used where available, if this isn't the case Moody's and then Fitch have been used as alternatives. In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB. Debt securities with no external credit rating are classified as "other".

	2016 £m
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other	Total
Asia
With-profits	3,183	8,522	3,560	2,996	1,887	1,713	21,861
Unit-linked	448	112	525	1,321	494	421	3,321
Non-linked shareholder-backed	1,082	2,435	2,864	2,388	1,680	915	11,364
US
Non-linked shareholder-backed	445	7,932	10,609	13,950	1,009	6,800	40,745
UK
With-profits	5,740	9,746	10,679	12,798	3,289	6,684	48,936
Unit-linked	461	2,660	1,158	1,699	212	87	6,277
Non-linked shareholder-backed	4,238	10,371	10,558	4,515	397	5,504	35,583
Other operations	830	1,190	242	97	10	2	2,371
Total debt securities	16,427	42,968	40,195	39,764	8,978	22,126	170,458

	2015 £m
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other	Total
Asia
With-profits	2,050	6,212	2,463	2,238	1,879	1,493	16,335
Unit-linked	333	404	420	1,050	203	399	2,809
Non-linked shareholder-backed	700	2,626	1,919	1,736	1,223	944	9,148
US
Non-linked shareholder-backed	1,209	5,563	8,767	11,623	832	6,077	34,071
UK
With-profits	5,657	8,318	9,557	12,241	2,673	6,089	44,535
Unit-linked	1,101	1,842	1,164	1,999	272	103	6,481
Non-linked shareholder-backed	4,760	9,022	8,735	4,994	384	4,190	32,085
Other operations	1,686	119	285	101	14	2	2,207
Total debt securities	17,496	34,106	33,310	35,982	7,480	19,297	147,671
   The credit ratings, information or data contained in this report which are attributed and specifically provided by S&P, Moody's and Fitch Solutions and their respective affiliates and suppliers ('Content Providers') is referred to here as the 'Content'. Reproduction of any Content in any form is prohibited except with the prior written permission of the relevant party. The Content Providers do not guarantee the accuracy, adequacy, completeness, timeliness or availability of any Content and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such Content. The Content Providers expressly disclaim liability for any damages, costs, expenses, legal fees, or losses (including lost income or lost profit and opportunity costs) in connection with any use of the Content. A reference to a particular investment or security, a rating or any observation concerning an investment that is part of the Content is not a recommendation to buy, sell or hold any such investment or security, nor does it address the suitability an investment or security and should not be relied on as investment advice.
    Securities with credit ratings classified as 'Other' can be further analysed as follows:

			2016 £m	2015 £m
Asia - non-linked shareholder-backed
Internally rated
Government bonds			63	162
Corporate bonds - rated as investment grade by local external ratings agencies			757	481
Other			95	301
Total Asia non-linked shareholder-backed			915	944

US	Mortgage -backed securities	Other securities	2016 Total	2015 Total
Implicit ratings of other US debt securities based on NAIC* valuations (see below)
NAIC 1	2,587	2,172	4,759	4,334
NAIC 2	8	1,901	1,909	1,594
NAIC 3-6	12	120	132	149
Total US	2,607	4,193	6,800	6,077
   * The Securities Valuation Office of the NAIC classifies debt securities into six quality categories ranging from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.

	2016 £m	2015 £m
UK
Internal ratings or unrated
AAA to A-	6,939	5,570
BBB to B-	3,257	3,234
Below B- or unrated	2,079	1,578
Total UK	12,275	10,382

In addition to the debt securities shown above, the assets held for sale on the consolidated statement of financial position at 31 December 2016 in respect of Korea life business included a debt securities balance of £652 million.

                (b)      Additional analysis of US insurance operations debt securities

	2016 £m	2015 £m

Corporate and government security and commercial loans:
Government	5,856	4,242
Publicly traded and SEC Rule 144A securities*	25,992	21,776
Non-SEC Rule 144A securities	4,576	3,733
Asset backed securities (see note (e))	4,321	4,320
Total US debt securities†	40,745	34,071
           *             A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.
        †        Debt securities for US operations included in the statement of financial position comprise:

	2016 £m	2015 £m
Available-for-sale	40,645	33,984
Fair value through profit or loss:
Securities held to back liabilities for funds withheld under reinsurance arrangement	100	87
	40,745	34,071

Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.
           (c)    Movements in unrealised gains and losses on Jackson available-for-sale securities
There was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £592 million to a net unrealised gain of £676 million as analysed in the table below.

	2016	Foreign exchange translation	Changes in unrealised appreciation**	2015
		Reflected as part of movement in other comprehensive income
	£m	£m	£m	£m
Assets fair valued at below book value
Book value*	14,617			13,163
Unrealised loss	(675)	(118)	116	(673)
Fair value (as included in statement of financial position)	13,942			12,490
Assets fair valued at or above book value
Book value*	25,352			20,229
Unrealised gain	1,351	230	(144)	1,265
Fair value (as included in statement of financial position)	26,703			21,494
Total
Book value*	39,969			33,392
Net unrealised gain	676	112	(28)	592
Fair value (as included in the footnote above in the overview table and the statement of financial position)	40,645			33,984

The available-for-sale debt securities of Jackson are analysed into US Treasuries and other debt securities as follows:

US Treasuries
Book value*	5,486			3,477
Net unrealised (loss) gain	(412)	(30)	(436)	54
Fair value	5,074			3,531
Other debt securities
Book value*	34,483			29,915
Net unrealised gain	1,088	142	408	538
Fair value	35,571			30,453
Total debt securities
Book value*	39,969			33,392
Net unrealised gain (loss)	676	112	(28)	592
Fair value	40,645			33,984
   *        Book value represents cost/amortised cost of the debt securities.
   **     Translated at the average rate of US$1.3546: £1.00.

          (d)    US debt securities classified as available-for-sale in an unrealised loss position
          (i)      Fair value of securities as a percentage of book value
The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	2016 £m		2015 £m
	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	12,326	(405)	11,058	(320)
Between 80% and 90%	1,598	(259)	902	(144)
Below 80%:
Residential mortgage-backed securities - sub-prime	-	-	4	(1)
Commercial mortgage-backed securities	8	(3)	-	-
Other asset-backed securities	9	(8)	9	(7)
Government bonds	-	-	-	-
Corporates	1	-	517	(201)
	18	(11)	530	(209)
Total	13,942	(675)	12,490	(673)

           (ii)     Unrealised losses by maturity of security

	2016 £m	2015 £m
1 year to 5 years	(7)	(51)
5 years to 10 years	(118)	(334)
More than 10 years	(510)	(247)
Mortgage-backed and other debt securities	(40)	(41)
Total	(675)	(673)

            (iii)    Age analysis of unrealised losses for the periods indicated
The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	2016 £m			2015 £m

	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total

Less than 6 months	(3)	(599)	(602)	(13)	(148)	(161)
6 months to 1 year	-	(2)	(2)	(17)	(332)	(349)
1 year to 2 years	(4)	(27)	(31)	(16)	(63)	(79)
2 years to 3 years	(2)	(1)	(3)	(3)	(38)	(41)
More than 3 years	(2)	(35)	(37)	(3)	(40)	(43)
Total	(11)	(664)	(675)	(52)	(621)	(673)

Further, the following table shows the age analysis as at 31 December 2016, of the securities whose fair values were below 80 per cent of the book value:

	2016 £m		2015 £m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	1	-	450	(165)
3 months to 6 months	-	-	64	(34)
More than 6 months	17	(11)	16	(10)
	18	(11)	530	(209)

        (e)   Asset-backed securities
The Group's holdings in Asset-Backed Securities (ABS), which comprise Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS), Collateralised Debt Obligations (CDO) funds and other asset-backed securities, at 31 December 2016 are as follows:
	2016 £m	2015 £m
Shareholder-backed operations:
Asia insurance operations note (i)	130	111
US insurance operations note (ii)	4,321	4,320
UK insurance operations (2016: 25% AAA, 40% AA)note (iii)	1,464	1,531
Asset management operationsnote (iv)	771	911
	6,686	6,873
With-profits operations:
Asia insurance operations note (i)	357	262
UK insurance operations (2016: 55% AAA, 17% AA)note (iii)	5,177	4,600
	5,534	4,862
Total	12,220	11,735

        Notes
        (i)     Asia insurance operations
        The Asia insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations. Of the £357 million, 99 per cent (31 December 2015: 84 per cent) are investment grade.
       (ii)    US insurance operations
US insurance operations' exposure to asset-backed securities at 31 December 2016 comprises:

	2016 £m	2015 £m
RMBS
RMBS Sub-prime (2016: 2% AAA, 12% AA, 4% A)	180	191
Alt-A (2016: 3% AAA, 6% A)	177	191
Prime including agency (2016: 72% AA, 3% A)	675	902
CMBS (2016: 76% AAA, 16% AA, 5% A)	2,234	2,403
CDO funds (2016: 35% AAA, 5% AA, 23% A), including £nil exposure to sub-prime	50	52
Other ABS (2016: 21% AAA, 18% AA, 52% A), including £129 million exposure to sub-prime	1,005	581
Total	4,321	4,320

            (iii)     UK insurance operations
The majority of holdings of the shareholder-backed business are UK securities and relate to PAC's annuity business. Of the holdings of the with-profits operations, £1,623 million (2015: £1,140 million) relates to exposure to the US markets with the remaining exposure being primarily to the UK market.
            (iv)    Asset management operations
           Asset management operations' exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £771 million, 95 per cent (2015: 95 per cent) are graded AAA.

           (f)     Group sovereign debt and bank debt exposure
The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 31 December 2016 are analysed as follows:

Exposure to sovereign debts
	2016 £m		2015 £m
	Shareholder-backed business	With-profits funds	Shareholder-backed business	With-profits funds
Italy	56	61	55	60
Spain	33	18	1	17
France	22	-	19	-
Germany*	573	329	409	358
Other Eurozone	83	33	62	44
Total Eurozone	767	441	546	479
United Kingdom	5,510	2,868	4,997	1,802
United States**	6,861	9,008	3,911	6,893
Other, predominantly Asia	3,979	2,079	3,368	1,737
Total	17,117	14,396	12,822	10,911
     *            Including bonds guaranteed by the federal government.
     **         The exposure to the United States sovereign debt comprises holdings of the US, UK and Asia insurance operations.

Exposure to bank debt securities
	2016 £m
	Senior debt			Subordinated debt
Shareholder-backed business	Covered	Senior	Total senior debt	Tier 1	Tier 2	Total subordinated debt	2016 Total £m	2015 Total £m
Italy	-	32	32	-	-	-	32	30
Spain	148	22	170	-	-	-	170	154
France	28	53	81	10	75	85	166	226
Germany	46	4	50	-	74	74	124	130
Netherlands	-	44	44	-	6	6	50	31
Other Eurozone	-	19	19	-	-	-	19	31
Total Eurozone	222	174	396	10	155	165	561	602
United Kingdom	536	318	854	6	314	320	1,174	957
United States	-	2,494	2,494	6	184	190	2,684	2,457
Other, predominantly Asia	17	511	528	76	414	490	1,018	718
Total	775	3,497	4,272	98	1,067	1,165	5,437	4,734

With-profits funds
Italy	-	62	62	-	-	-	62	57
Spain	153	60	213	-	-	-	213	182
France	8	140	148	-	65	65	213	250
Germany	96	18	114	-	-	-	114	111
Netherlands	-	189	189	6	7	13	202	205
Other Eurozone	-	31	31	-	-	-	31	35
Total Eurozone	257	500	757	6	72	78	835	840
United Kingdom	544	400	944	2	450	452	1,396	1,351
United States	-	1,851	1,851	58	320	378	2,229	1,796
Other, including Asia	312	1,035	1,347	220	425	645	1,992	1,656
Total	1,113	3,786	4,899	286	1,267	1,553	6,452	5,643

The tables above exclude assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the tables above exclude the proportionate share of sovereign debt holdings of the Group's joint venture operations.

              C3.3   Loans portfolio

           (a)      Overview of loans portfolio
Loans are accounted for at amortised cost net of impairment except for:

          -   Certain mortgage loans which have been designated at fair value through profit or loss of the UK insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and
           -   Certain policy loans of the US insurance operations that are held to back liabilities for funds withheld under reinsurance arrangements and are also accounted on a fair value basis.

The amounts included in the statement of financial position are analysed as follows:

	2016 £m				2015 £m
	Mortgage loans*	Policy loans**	Other loans†	Total	Mortgage loans*	Policy loans**	Other loans†	Total
Asia
With-profits	-	577	113	690	-	452	88	540
Non-linked shareholder-backed	179	226	208	613	130	269	145	544
US
Non-linked shareholder-backed	6,055	3,680	-	9,735	4,367	3,051	-	7,418
UK
With-profits	668	6	1,218	1,892	727	8	1,324	2,059
Non-linked shareholder-backed	1,642	-	38	1,680	1,508	-	4	1,512
Asset management operations	-	-	563	563	-	-	885	885
Total loans securities	8,544	4,489	2,140	15,173	6,732	3,780	2,446	12,958
              *        All mortgage loans are secured by properties. In the US, mortgage loans are all commercial mortgage loans that are secured on the following property types: industrial, multi-family residential, suburban office, retail or hotel. By carrying value, 96 per cent of the £1,642 million (2015: 78 per cent of the £1,508 million) mortgage loans held for UK shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 30 per cent (2015: 30 per cent).
            **      In the US £2,672 million (2015: £2,183 million) policy loans are backing liabilities for funds withheld under reinsurance arrangements and are accounted for at fair value through profit or loss. All other policy loans are accounted for at amortised cost, less any impairment.
             †        Other loans held in UK with-profits funds are commercial loans and comprise mainly syndicated loans. The majority of other loans in shareholder-backed business in Asia are commercial loans held by the Malaysia operation and which are all investment graded by two local rating agencies.

       (b)   Additional information on US loans
The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £12.4 million (2015: £8.6 million). The portfolio has a current estimated average loan to value of 59 per cent (2015: 59 per cent).

At 31 December 2016, Jackson had no mortgage loans where the contractual terms of the agreements had been restructured (2015: none).

       (c)   Loans held by asset management operations
These relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group's asset management operations, as part of the risk management process, are:

	2016 £m	2015 £m
Loans and receivables internal ratings:
AA+ to AA-	29	-
A+ to A-	100	157
BBB+ to BBB-	248	607
BB+ to BB-	185	119
B and other	1	2
Total	563	885

              C4          Policyholder liabilities and unallocated surplus
The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group's statement of financial position:
C4.1       Movement and duration of liabilities
C4.1(a)   Group overview
(i)         Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Insurance operations £m
	Asia	US	UK	Total
	note C4.1(b)	note C4.1(c)	note C4.1(d)
At 1 January 2015	45,022	126,746	154,436	326,204
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	38,705	126,746	144,088	309,539
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,102	-	10,348	12,450
- Group's share of policyholder liabilities of joint ventures and associate§	4,215	-	-	4,215

Net flows:
Premiums	7,784	16,699	9,692	34,175
Surrenders	(2,550)	(6,759)	(6,363)	(15,672)
Maturities/Deaths	(1,265)	(1,464)	(6,991)	(9,720)
Net flows	3,969	8,476	(3,662)	8,783
Shareholders' transfers post-tax	(43)	-	(214)	(257)
Investment-related items and other movements	(364)	(3,824)	2,319	(1,869)
Foreign exchange translation differences	194	7,515	14	7,723
As at 31 December 2015/1 January 2016	48,778	138,913	152,893	340,584
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	41,255	138,913	142,350	322,518
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,553	-	10,543	13,096
- Group's share of policyholder liabilities of joint ventures and associate§	4,970	-	-	4,970
Reclassification of Korea life business as held for sale*	(2,812)	-	-	(2,812)

Net flows:
Premiums	9,639	14,766	11,129	35,534
Surrenders	(2,299)	(7,872)	(6,821)	(16,992)
Maturities/Deaths	(1,558)	(1,696)	(6,835)	(10,089)
Net flows	5,782	5,198	(2,527)	8,453
Shareholders' transfers post-tax	(44)	-	(215)	(259)
Investment-related items and other movements	2,005	5,690	18,626	26,321
Foreign exchange translation differences	9,075	27,825	527	37,427
At 31 December 2016	62,784	177,626	169,304	409,714
Comprising:
- Policyholder liabilities on the consolidated statement of financial position¶	53,716	177,626	157,654	388,996
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,667	-	11,650	14,317
- Group's share of policyholder liabilities of joint ventures and associate§	6,401	-	-	6,401
Average policyholder liability balances†
2016	51,765	158,270	150,003	360,038
2015	44,573	132,830	143,219	320,622
           *     The reclassification of Korea life business as held for sale reflects the value of policyholder liabilities held at 1 January 2016. No other amounts are shown within the 2016 analysis above in respect of Korea.
           †     Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions in the year and exclude unallocated surplus of with-profits funds.
          §     The Group's investment in joint ventures and associates are accounted for on an equity method basis in the Group's balance sheet. The Group's share of the policyholder liabilities as shown above relate to life businesses in China, India and of the Takaful business in Malaysia.
            ¶     The policyholder liabilities of the Asia insurance operations of £53,716 million (2015: £41,255 million), shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,302 million (2015: £1,261 million) to the Hong Kong with-profits business. Including this amount total Asia policyholder liabilities are £55,018 million (2015: £42,516 million).
The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the year. The items above are shown gross of external reinsurance.
The analysis includes the impact of premiums, claims and investment movements on policyholders' liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above will exclude any deductions for fees/charges. Claims represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

              (ii)        Analysis of movements in policyholder liabilities for shareholder-backed business

	Shareholder-backed business £m
	Asia	US	UK	Total
At 1 January 2015	26,410	126,746	55,009	208,165
Net flows:
Premiums	4,793	16,699	3,146	24,638
Surrenders	(2,308)	(6,759)	(3,227)	(12,294)
Maturities/Deaths	(618)	(1,464)	(2,613)	(4,695)
Net flowsnote (a)	1,867	8,476	(2,694)	7,649
Investment-related items and other movements	(121)	(3,824)	509	(3,436)
Foreign exchange translation differences	(312)	7,515	-	7,203
At 31 December 2015/1 January 2016	27,844	138,913	52,824	219,581

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	22,874	138,913	52,824	214,611
- Group's share of policyholder liabilities relating to joint ventures	4,970	-	-	4,970

At 1 January 2016	27,844	138,913	52,824	219,581
Reclassification of Korea life business as held for sale*	(2,812)	-	-	(2,812)
Net flows:
Premiums	4,749	14,766	1,842	21,357
Surrenders	(1,931)	(7,872)	(2,967)	(12,770)
Maturities/Deaths	(732)	(1,696)	(2,521)	(4,949)
Net flowsnote (a)	2,086	5,198	(3,646)	3,638
Investment-related items and other movements	1,116	5,690	6,980	13,786
Foreign exchange translation differences	4,617	27,825	-	32,442
At 31 December 2016	32,851	177,626	56,158	266,635

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	26,450	177,626	56,158	260,234
- Group's share of policyholder liabilities relating to joint ventures	6,401	-	-	6,401
     * The reclassification of Korea life business as held for sale reflects the value of policyholder liabilities held at 1 January 2016. No other amounts are shown within the 2016 analysis above in respect of Korea.
            Note
             (a)     Including net flows of the Group's insurance joint ventures and associate.
C4.1(b) Asia insurance operations
           (i)      Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds
A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business	Unit-linked liabilities	Other business	Total
	£m	£m	£m	£m
At 1 January 2015	18,612	16,209	10,201	45,022
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	16,510	13,874	8,321	38,705
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,102	-	-	2,102
- Group's share of policyholder liabilities relating to joint ventures and associate‡	-	2,335	1,880	4,215

Premiums
New business	812	1,322	781	2,915
In-force	2,179	1,496	1,194	4,869
	2,991	2,818	1,975	7,784
Surrenders note (c)	(242)	(2,043)	(265)	(2,550)
Maturities/Deaths	(647)	(88)	(530)	(1,265)
Net flows note (b)	2,102	687	1,180	3,969
Shareholders' transfers post-tax	(43)	-	-	(43)
Investment-related items and other movements	(243)	(536)	415	(364)
Foreign exchange translation differences note (a)	506	(394)	82	194
At 31 December 2015/1 January 2016	20,934	15,966	11,878	48,778
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	18,381	13,355	9,519	41,255
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,553	-	-	2,553
- Group's share of policyholder liabilities relating to joint ventures and associate‡	-	2,611	2,359	4,970
Reclassification of Korea life business as held for sale*	-	(2,187)	(625)	(2,812)

Premiums
New business	1,701	921	767	3,389
In-force	3,189	1,447	1,614	6,250
	4,890	2,368	2,381	9,639
Surrenders note (c)	(368)	(1,641)	(290)	(2,299)
Maturities/Deaths	(826)	(78)	(654)	(1,558)
Net flows note (b)	3,696	649	1,437	5,782
Shareholders' transfers post-tax	(44)	-	-	(44)
Investment-related items and other movements note (d)	889	621	495	2,005
Foreign exchange translation differencesnote (a)	4,458	2,458	2,159	9,075
At 31 December 2016note (b)	29,933	17,507	15,344	62,784
Comprising:
- Policyholder liabilities on the consolidated statement of financial position§	27,266	14,289	12,161	53,716
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,667	-	-	2,667
- Group's share of policyholder liabilities relating to joint ventures and associate‡	-	3,218	3,183	6,401
Average policyholder liability balances†
2016	22,823	15,643	13,299	51,765
2015	17,446	16,088	11,039	44,573
    * The reclassification of Korea life business as held for sale reflects the value of policyholder liabilities held at 1 January 2016. No other amounts are shown within the 2016 analysis above in respect of Korea. If Korea life business had been excluded from the 2015, the average policyholder liability balance for 2015 would have been £41,814 million in total allocated £17,446 million, £13,940 million and £10,428 million for its with-profits business, unit-linked business and other business, respectively.
    †  Averages have been based on opening and closing balances and adjusted for acquisitions and disposals in the year and exclude unallocated surplus of with-profits funds.
    ‡  The Group's investment in joint ventures and associate are accounted for on an equity method basis and the Group's share of the policyholder liabilities as shown above relate to the life businesses in China, India and of the Takaful business in Malaysia.
    §  The policyholder liabilities of the with-profits business of £27,266 million, shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,302 million to the Hong Kong with-profits business (2015: £1,261 million). Including this amount the Asia with-profits policyholder liabilities are £28,568 million.

            Notes
            (a)     Movements in the year have been translated at the average exchange rates for the year. The closing balance has been translated at the closing spot rates as at the end of the year. Differences upon retranslation are included in foreign exchange translation differences.
            (b)     Net flows have increased by £1,860 million to £5,782 million in 2016 after excluding Korea 2015 net inflows of £47 million from the comparative period reflecting increased flows from new business and growth in the in-force books.
             (c)     The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 7.7 per cent in 2016, compared with 7.6 per cent in 2015 excluding Korea (2015: 8.7 per cent including Korea).
             (d)     Investment-related items and other movements for 2016 principally represent realised gains on equity markets and bonds during the year. The gains were mixed across the region with the greatest impact on with-profits and unit-linked business.
           (ii)     Duration of liabilities
The table below shows the carrying value of policyholder liabilities and the maturity profile of the cash flows on a discounted basis for 2016 and 2015, taking account of expected future premiums and investment returns:

	2016 £m	2015 £m
Policyholder liabilities	53,716	41,255
Expected maturity:	%	%
0 to 5 years	23	23
5 to 10 years	20	20
10 to 15 years	16	17
15 to 20 years	11	12
20 to 25 years	9	9
Over 25 years	21	19

               C4.1(c)  US insurance operations
           (i)      Analysis of movements in policyholder liabilities
A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the year to the end of the year is as follows:

US insurance operations

	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total
	£m	£m	£m
At 1 January 2015	81,741	45,005	126,746
Premiums	12,899	3,800	16,699
Surrenders	(4,357)	(2,402)	(6,759)
Maturities/Deaths	(655)	(809)	(1,464)
Net flows note (b)	7,887	589	8,476
Transfers from general to separate account	847	(847)	-
Investment-related items and other movements	(4,351)	527	(3,824)
Foreign exchange translation differences note (a)	4,898	2,617	7,515
At 31 December 2015/1 January 2016	91,022	47,891	138,913
Premiums	10,232	4,534	14,766
Surrenders	(5,036)	(2,836)	(7,872)
Maturities/Deaths	(803)	(893)	(1,696)
Net flows note (b)	4,393	805	5,198
Transfers from general to separate account	1,164	(1,164)	-
Investment-related items and other movements note (c)	5,246	444	5,690
Foreign exchange translation differences note (a)	18,586	9,239	27,825
At 31 December 2016	120,411	57,215	177,626
Average policyholder liability balances*
2016	105,717	52,553	158,270
2015	86,382	46,448	132,830
           *     Averages have been based on opening and closing balances.

        Notes
             (a)     Movements in the year have been translated at an average rate of US$1.35/£1.00 (2015: US$1.53/£1.00). The closing balances have been translated at closing rate of US$1.24/£1.00 (2015: US$1.47/£1.00). Differences upon retranslation are included in foreign exchange translation differences.
             (b)     Net flows were £5,198 million in 2016, reflecting continued strong in-flows into the variable annuity business.
             (c)     Positive investment-related items and other movements in variable annuity separate account liabilities of £5,246 million for 2016 primarily reflects the increases in equities and bond values during the year. Fixed annuity, GIC and other business investment and other movements of £444 million primarily reflect the increase in guarantee reserve in the year.
             (ii)     Duration of liabilities
The table below shows the carrying value of policyholder liabilities and maturity profile of the cash flows on a discounted basis for 2016 and 2015:

	2016				2015
	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity separate account liabilities	Total	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity separate account liabilities	Total
	£m	£m	£m	£m	£m	£m
Policyholder liabilities	57,215	120,411	177,626	47,891	91,022	138,913
	%	%	%	%	%	%
Expected maturity:
0 to 5 years	49	43	45	48	43	44
5 to 10 years	26	29	28	26	28	28
10 to 15 years	11	14	14	12	15	14
15 to 20 years	7	8	7	7	8	8
20 to 25 years	3	4	3	4	4	4
Over 25 years	4	2	3	3	2	2

                   C4.1(d)    UK insurance operations

            (i)      Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds
A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the year to the end of the year is as follows:

		Shareholder-backed funds and subsidiaries
	With-profits sub-funds**	Unit-linked liabilities	Annuity and other long-term business	Total
	£m	£m	£m	£m
At 1 January 2015	99,427	23,300	31,709	154,436
Comprising:
- Policyholder liabilities	89,079	23,300	31,709	144,088
- Unallocated surplus of with-profits funds	10,348	-	-	10,348
Premiums	6,546	1,115	2,031	9,692
Surrenders	(3,136)	(3,168)	(59)	(6,363)
Maturities/Deaths	(4,378)	(573)	(2,040)	(6,991)
Net flows note (a)	(968)	(2,626)	(68)	(3,662)
Shareholders' transfers post-tax	(214)	-	-	(214)
Switches	(189)	189	-	-
Investment-related items and other movements	1,999	579	(259)	2,319
Foreign exchange translation differences	14	-	-	14
At 31 December 2015/1 January 2016	100,069	21,442	31,382	152,893
Comprising:
- Policyholder liabilities	89,526	21,442	31,382	142,350
- Unallocated surplus of with-profits funds	10,543	-	-	10,543

Premiums	9,287	1,227	615	11,129
Surrenders	(3,854)	(2,889)	(78)	(6,821)
Maturities/Deaths	(4,314)	(583)	(1,938)	(6,835)
Net flows note (a)	1,119	(2,245)	(1,401)	(2,527)
Shareholders' transfers post-tax	(215)	-	-	(215)
Switches	(152)	152	-	-
Investment-related items and other movements note (b)	11,798	2,770	4,058	18,626
Foreign exchange translation differences	527	-	-	527
At 31 December 2016	113,146	22,119	34,039	169,304
Comprising:
- Policyholder liabilities	101,496	22,119	34,039	157,654
- Unallocated surplus of with-profits funds	11,650	-	-	11,650
Average policyholder liability balances*
2016	95,511	21,781	32,711	150,003
2015	89,303	22,371	31,545	143,219
*Averages have been based on opening and closing balances and exclude unallocated surplus of with-profits funds.
**Includes the Scottish Amicable Insurance Fund.

         Notes
           (a)     Net outflows improved from £3,662 million in 2015 to £2,527 million in 2016, due primarily to higher premium flows into our with-profits funds following increased sales into with-profits savings and retirement products. This has been offset by lower premiums into our annuity business following our staged withdrawal from this market in the UK.
           (b)     Investment-related items and other movements of £18,626 million mainly reflects investment return earned in the year, attributable to policyholders. Gains on shareholder-backed annuity business reflects a fall in bond yields over 2016.

(ii)     Duration of liabilities
The following tables show the carrying value of the policyholder liabilities and the maturity profile of the cash flows, on a discounted basis for 2016 and 2015:

	2016 £m
	With-profits business			Annuity business (Insurance contracts)			Other			Total
	Insurance contracts	Investment contracts	Total	Non- profit annuities within WPSF	Shareholder -backed annuity	Total	Insurance contracts	Investments contracts	Total
Policyholder liabilities	37,848	52,495	90,343	11,153	33,881	45,034	6,111	16,166	22,277	157,654
	2016%
Expected maturity:
0 to 5 years	37	37	37	29	25	26	40	34	37	34
5 to 10 years	23	29	26	24	22	23	23	23	23	25
10 to 15 years	15	16	16	18	18	18	12	17	15	17
15 to 20 years	9	10	10	12	14	13	7	12	10	11
20 to 25 years	7	4	5	7	9	9	4	7	6	6
over 25 years	9	4	6	10	12	11	14	7	9	7

	2015 £m
Policyholder liabilities	35,962	42,736	78,698	10,828	30,983	41,811	6,028	15,813	21,841	142,350
	2015%
Expected maturity:
0 to 5 years	40	40	40	33	26	27	42	36	39	36
5 to 10 years	23	27	25	25	22	23	26	23	24	24
10 to 15 years	14	17	16	18	18	18	13	17	15	16
15 to 20 years	9	10	10	11	13	13	7	12	10	11
20 to 25 years	6	4	5	6	9	9	4	6	5	6
over 25 years	8	2	4	7	12	10	8	6	7	7

     - The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including future vesting of internal pension contracts.
     - Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business.
     - Shareholder-backed annuity business includes the ex-PRIL and the legacy PAC shareholder annuity business.
    - Investment contracts under 'Other' comprise certain unit-linked and similar contracts accounted for under IAS 39 and IAS 18.
    - For business with no maturity term included within the contracts; for example, with-profits investment bonds such as Prudence Bonds, an assumption is made as to likely duration based on prior experience.
           C5   Intangible assets
           (a)    Goodwill

	Attributable to:
	Shareholders	With-profits	2016 £m	2015 £m
Cost
At beginning of year	1,463	185	1,648	1,769
Disposal of Japan life business	-	-	-	(120)
Charge for reclassification as held for sale	(15)	(41)	(56)	-
Additional consideration paid on previously acquired business	1	6	7	2
Exchange differences	26	3	29	(3)
Net book amount at end of year	1,475	153	1,628	1,648

Goodwill comprises:
	2016 £m	2015 £m
M&G - attributable to shareholders	1,153	1,153
Other - attributable to shareholders	322	310
Goodwill - attributable to shareholders	1,475	1,463
Venture fund investments - attributable to with-profits funds	153	185
	1,628	1,648

  Other goodwill represents amounts allocated to entities in Asia and the US operations. These goodwill amounts are not individually material.

            (b)    Deferred acquisition costs and other intangible assets

	2016 £m	2015 £m

Deferred acquisition costs and other intangible assets attributable to shareholder	10,755	8,422
Deferred acquisition costs and other intangible assets attributable to with-profits funds	52	50
Total of deferred acquisition costs and other intangible assets	10,807	8,472

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2016 £m	2015 £m

Deferred acquisition costs related to insurance contracts as classified under IFRS 4	9,114	6,948
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	64	74
	9,178	7,022
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	43	45
Distribution rights and other intangibles	1,534	1,355
	1,577	1,400
Total of deferred acquisition costs and other intangible assets	10,755	8,422

	2016 £m						2015 £m
	Deferred acquisition costs
	Asia	US	UK	Asset management	PVIF and other intangibles[1]	Total	Total
Balance at 1 January	781	6,148	81	12	1,400	8,422	7,261
Additions	267	678	12	-	222	1,179	1,190
Amortisation to the income statement:[2]
Operating profit	(147)	(434)	(14)	(4)	(87)	(686)	(762)
Non-operating profit	-	565	-	-	(8)	557	93
	(147)	131	(14)	(4)	(95)	(129)	(669)
Disposals and transfers[3]	(251)	-	-	-	(17)	(268)	(8)
Exchange differences and other movements	138	1,270	-	-	67	1,475	311
Amortisation of DAC related to net unrealised valuation movements on the US insurance operation's available-for-sale securities recognised within other comprehensive income[2]	-	76	-	-	-	76	337
Balance at 31 December	788	8,303	79	8	1,577	10,755	8,422
   1   PVIF and other intangibles includes amounts in relation to software rights with additions of £38 million, amortisation of £32 million, reclassification to held for sale assets of £14 million, forex gains of £3 million and a balance at 31 December 2016 of £66 million.
    2  Under the Group' application of IFRS 4, US GAAP is used for measuring the insurance assets and liabilities of its US and certain Asia operations. Under US GAAP, most of the US insurance operation's products are accounted for under Accounting Standard no. 97 of the Financial Accounting Standards Board (FAS 97) whereby deferred acquisition costs are amortised in line with the emergence of actual and expected gross profits which are determined using an assumption for long-term investment returns for the separate account of 7.4 per cent (2015: 7.4 per cent) (gross of asset management fees and other charges to policyholders ,but net of external fund management fees). The amounts included in the income statement and other comprehensive income affect the pattern of profit emergence and thus the DAC amortisation attaching. DAC amortisation is allocated to the operating and non-operating components of the Group's supplementary analysis of profit and other comprehensive income by reference to the underlying items.
   3  The entire £251 million for the Asia's deferred acquisition costs and £14 million out of the £17 million for the PVIF and other intangibles within the Disposals and transfers line relate to the reclassification of the Korea life business as held for sale.
Note
PVIF and other intangibles comprise PVIF, distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential's insurance products for a fixed period of time.
n      US insurance operations
            The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2016 £m	2015 £m
Variable annuity business	7,844	5,713
Other business	696	703
Cumulative shadow DAC (for unrealised gains booked in other comprehensive income)*	(237)	(268)
Total DAC for US operations	8,303	6,148
   *  Consequent upon the negative unrealised valuation movement in 2016 of £28 million (2015: negative unrealised valuation movement of £1,305 million), there is a gain of £76 million (2015: a gain of £337 million) for altered shadow DAC amortisation booked within other comprehensive income. These adjustments reflect movement from period to period, in the changes to the pattern of reported gross profits that would have occurred if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 31 December 2016, the cumulative shadow DAC balance as shown in the table above was negative £237 million (2015: negative £268 million).

Sensitivity of amortisation charge
The amortisation charge to the income statement is reflected in both operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:
(i)      A core amount that reflects a relatively stable proportion of underlying premiums or profit; and
(ii)     An element of acceleration or deceleration arising from market movements differing from expectations.
In periods where the cap and floor feature of the mean reversion technique (which is used for moderating the effect of short-term volatility in investment returns) are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.
Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.
In 2016, the DAC amortisation charge for operating profit was determined after including a credit for decelerated amortisation of £93 million (2015: charge for accelerated amortisation of £2 million). The 2016 amount primarily reflects the impact of the positive separate account performance, which is higher than the assumed level for the year, and the effect of releasing the 2013 fund returns of 17 per cent from the mean reversion formula.
The application of the mean reversion formula, has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. In 2017, it would take approximate movements in separate account values of more than either negative 19 per cent or positive 63 per cent for the mean reversion assumption to move outside the corridor.
              C6      Borrowings
              C6.1   Core structural borrowings of shareholder-financed operations

	2016 £m	2015 £m
Holding company operations:note (i)
Perpetual Subordinated Capital Securities (Tier 1)note (i)	890	746
Perpetual Subordinated Capital Securities (Tier 2)note (i),(iv),(v)	2,754	1,149
Subordinated Notes (Tier 2)note (i)	2,128	2,123
Subordinated debt total	5,772	4,018
Senior debt:note (ii)
£300m 6.875% Bonds 2023	300	300
£250m 5.875% Bonds 2029	249	249
Holding company total	6,321	4,567
Prudential Capital bank loannote (iii)	275	275
Jackson US$250m 8.15% Surplus Notes 2027	202	169
Total (per consolidated statement of financial position)	6,798	5,011

            Notes
          (i)     These debt tier classifications (including those noted for the comparative balances) are consistent with the treatment of capital for regulatory purposes under the Solvency II regime.
                   The Group has designated all US$4.5 billion (2015: US$2.8 billion) of its US dollar denominated subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.
         (ii)     The senior debt ranks above subordinated debt in the event of liquidation.
        (iii)     The Prudential Capital bank loan of £275 million is drawn at a cost of 12 month GBP LIBOR plus 0.4 per cent and matures on 20 December 2017.
        (iv)     In June 2016, the Company issued core structural borrowings of US$1,000 million 5.25 per cent Tier 2 perpetual subordinated notes. The proceeds, net of costs, were £681 million.
        (v)      In September 2016, the Company issued core structural borrowings of US$725 million 4.38 per cent Tier 2 perpetual subordinated notes. The proceeds, net of costs, were £546 million.

Prudential plc has debt ratings from Standard & Poor's, Moody's and Fitch. Prudential plc's long-term senior debt is rated A+, A2 and A from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P-1 and F1 respectively.
The financial strength of The Prudential Assurance Company Limited is rated AA by Standard & Poor's, Aa3 by Moody's and AA by Fitch.
Jackson National Life Insurance Company's financial strength is rated AA by Standard & Poor's, A1 by Moody's, AA by Fitch and A+ by AM Best.
Prudential Assurance Co. Singapore (Pte) Ltd.'s (Prudential Singapore) financial strength is rated AA by Standard & Poor's.
All ratings on Prudential and its subsidiaries have been reaffirmed on stable outlook except for PAC, which was placed on negative outlook by Moody's in June 2016 following the UK referendum on EU membership.
              C6.2   Other borrowings
          (a)    Operational borrowings attributable to shareholder-financed operations

	2016 £m	2015 £m
Borrowings in respect of short-term fixed income securities programmesnote (i)	1,651	1,705
Other borrowings note (iii)	666	255
Totalnote (i)	2,317	1,960

           Notes
            (i)      In January and November 2015, the Company issued £300 million Medium Term Notes that will mature in January 2018 and November 2018 respectively. The proceeds, net of costs, were £299 million for the January 2015 issue and £299 million for the November 2015 issue.
           (ii)     Other borrowings mainly include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson. In addition, other borrowings include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

          (b)    Borrowings attributable to with-profits operations

	2016 £m	2015 £m
Non-recourse borrowings of consolidated investment funds*	1,189	1,158
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc†	100	100
Other borrowings (predominantly obligations under finance leases)	60	74
Total	1,349	1,332
   *  In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of these subsidiaries and funds.
   †   The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinated to the entitlements of the policyholders of that fund.

               C7      Risk and sensitivity analysis

               C7.1   Group overview
The Group's risk framework and the management of the risk including those attached to the Group's financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital have been included in the Group Chief Risk Officer's Report on the risks facing our business and how these are managed.

The financial and insurance assets and liabilities on the Group's balance sheet are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and shareholders' equity. The market and insurance risks, including how they affect Group's operations and how these are managed are discussed in the Group Chief Risk Officer's report.

The most significant items that the IFRS shareholders' profit or loss and shareholders' equity for the Group's life assurance business is sensitive to, are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Type of business	Market and credit risk			Insurance and lapse risk
	Investments/derivatives	Liabilities / unallocated surplus	Other exposure
Asia insurance operations (see also section C7.2)
All business	Currency risk			Mortality and morbidity risk
Persistency risk
With-profits business	Net neutral direct exposure (indirect exposure only)		Investment performance subject to smoothing through declared bonuses
Unit-linked business	Net neutral direct exposure (indirect exposure only)		Investment performance through asset management fees
Non-participating business	Asset/liability mismatch risk
	Credit risk	Interest rates for those operations where the basis of insurance liabilities is sensitive to current market movements
Interest rate and price risk

US insurance operations (see also section C7.3)
All business	Currency risk			Persistency risk
Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme
Fixed index annuity business	Derivative hedge programme to the extent not fully hedged against liability	Incidence of equity participation features
Fixed index annuities, Fixed annuities and GIC business
Credit risk
Interest rate risk
Profit and loss and
shareholders' equity are
volatile for these risks as
they affect the values of
derivatives and embedded
derivatives and impairment
losses. In addition,
shareholders' equity is
volatile for the incidence of
these risks on unrealised
appreciation of fixed
income securities classified
as available-for-sale
under IAS 39

			Spread difference between earned rate and rate credited to policyholders	Lapse risk, but the effects of extreme events are mitigated by the application of market value adjustments

UK insurance operations (see also section C7.4)
With-profits business	Net neutral direct exposure (indirect exposure only)		Investment performance subject to smoothing through declared bonuses	Persistency risk to future shareholder transfers
SAIF sub-fund	Net neutral direct exposure (indirect exposure only)		Asset management fees earned by M&G
Unit-linked business	Net neutral direct exposure (indirect exposure only)		Investment performance through asset management fees	Persistency risk
Asset/liability mismatch risk
Shareholder-backed annuity business	Credit risk for assets covering liabilities and shareholder capital			Mortality experience and assumptions for longevity
Interest rate risk for assets in excess of liabilities ie assets representing shareholder capital

Detailed analyses of sensitivity of IFRS basis profit or loss and shareholders' equity to key market and other risks by business unit are provided in notes C7.2, C7.3, C7.4 and C7.5. The sensitivity analyses provided show the effect on profit or loss and shareholders' equity to changes in the relevant risk variables, all of which are reasonably possible at the relevant balance sheet date. In the equity risk sensitivity analysis shown below, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather would be expected to occur over a period of time during which the Group would be able to put mitigating management actions in place. In addition, the equity risk sensitivity analysis provided assumed that all equity indices fall by the same percentage.

           Impact of diversification on risk exposure
The Group benefits from significant diversification benefits achieved through the geographical spread of the Group's operations and, within those operations, through a broad mix of product types. This arises because not all risk scenarios are likely to happen at the same time and across all geographic regions. Relevant correlation factors include:

          Correlation across geographic regions:
             -       Financial risk factors; and
             -       Non-financial risk factors.

          Correlation across risk factors:
             -       Longevity risk;
             -       Expenses;
            -       Persistency; and
            -       Other risks.

The effect of Group diversification across the Group's life businesses is to significantly reduce the aggregate standalone volatility risk to IFRS operating profit based on longer-term investment returns. The effect is almost wholly explained by the correlations across risk types, in particular mortality and longevity risk.

               C7.2   Asia insurance operations

           Exposure and sensitivity of IFRS basis profit and shareholders' equity to market and other risks
The Asia operations sell with-profits and unit-linked policies, and the investment portfolio of the with-profits funds contains a proportion of equities. Non-participating business is largely backed by debt securities or deposits. The Group's exposure to market risk arising from its Asia operations is therefore at modest levels. This reflects the fact that the Asia operations have a balanced portfolio of with-profits, unit-linked and other types of business.

In Asia, adverse persistency experience can impact the IFRS profitability of certain types of business written in the region. This risk is managed at a business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection, as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features.

In summary, for Asia operations, the operating profit based on longer-term investment returns is mainly affected by the impact of market levels on unit-linked persistency, and other insurance risks. At the total IFRS profit level the Asia result is affected by short-term value movements on the asset portfolio for non-linked shareholder-backed business.

i      Sensitivity to risks other than foreign exchange risk
             Interest rate risk
Excluding its with-profits and unit-linked businesses, the results of the Asia business are sensitive to the vagaries of routine movements in interest rates.

For the purposes of analysing sensitivity to variations in interest rates, reference has been made to the movements in the 10-year government bond rates of the territories. At 31 December 2016, 10-year government bond rates vary from territory to territory and range from 1.2 per cent to 8.1 per cent (2015: 1.0 per cent to 8.9 per cent).

For the sensitivity analysis as shown in the table below, the reasonably possible interest rate movement used is 1 per cent for all territories.

The estimated sensitivity to the decrease and increase in interest rates at 31 December 2016 and 2015 is as follows:

	2016 £m		2015 £m
	Decrease of 1%	Increase of 1%	Decrease of 1%	Increase of 1%
Profit before tax attributable to shareholders	213	(509)	185	(339)
Related deferred tax (where applicable)	(41)	62	(34)	59
Net effect on profit and shareholders' equity	172	(447)	151	(280)

The pre-tax impacts, if they arose, would mostly be recorded within the category short-term fluctuations in investments returns in the Group's segmental analysis of profit before tax.

The degree of sensitivity of the results of the non-linked shareholder-backed business of the Asia operations to movements in interest rates depends upon the degree to which the liabilities under the 'grandfathered' IFRS 4 measurement basis reflects market interest rates from period-to-period. For example for those countries, such as those applying US GAAP, the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements.

In addition, the degree of sensitivity of the results shown in the table above is dependent on the interest rate level at that point of time. The low interest rates in certain countries have had an adverse impact on the degree of sensitivity to a decrease in interest rates.

An additional factor to the direction of the sensitivity of the Asia operations as a whole is movement in the country mix.

Equity price risk
The non-linked shareholder-backed business has limited exposure to equity and property investment (31 December 2016: £1,410 million). Generally changes in equity and property investment values are not directly offset by movements in non-linked policyholder liabilities.

The estimated sensitivity to a 10 per cent and 20 per cent change in equity and property prices for shareholder-backed Asia other business (including those held by the Group's joint venture and associate businesses), which would be reflected in the short-term fluctuation component of the Group's segmental analysis of profit before tax, at 31 December 2016 and 2015 would be as follows:

	2016 £m		2015 £m
	Decrease		Decrease
	of 20%	of 10%	of 20%	of 10%
Profit before tax attributable to shareholders	(386)	(192)	(225)	(112)
Related deferred tax (where applicable)	4	2	21	10
Net effect on profit and shareholders' equity	(382)	(190)	(204)	(102)

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above.

           Insurance risk
Many of the territories in Asia are exposed to mortality/morbidity risk and provision is made within policyholder liabilities on a prudent regulatory basis to cover the potential exposure. If these prudent assumptions were strengthened by 5 per cent then it is estimated that post-tax profit and shareholders' equity would be decreased by approximately £61 million (2015: £43 million). Mortality and morbidity has a symmetrical effect on the portfolio and any weakening of these assumptions would have a similar equal and opposite impact.

ii     Sensitivity to foreign exchange risk
Consistent with the Group's accounting policies, the profits of the Asia insurance operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2016, the rates for the most significant operations are given in note A1.

A 10 per cent increase (strengthening of the pound sterling) or decrease (weakening of the pound sterling) in these rates would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders' equity, excluding goodwill attributable to Asia operations respectively as follows:

	A 10% increase in local currency to £ exchange rates		A 10% decrease in local currency to £ exchange rates
	2016 £m	2015 £m	2016 £m	2015 £m
Profit before tax attributable to shareholders	(97)	(94)	118	115
Profit for the year	(77)	(79)	94	97
Shareholders' equity, excluding goodwill, attributable to Asia operations	(442)	(367)	540	449
              C7.3   US insurance operations

          Exposure and sensitivity of IFRS basis profit and shareholders' equity to market and other risks
At the level of operating profit based on longer-term investment returns, Jackson's results are sensitive to market conditions to the extent of income earned on spread-based products and indirectly in respect of variable annuity asset management fees.

Jackson's main exposures are to market risk through its exposure to interest rate risk and equity risk. Approximately 91 per cent (2015: 92 per cent) of its general account investments support fixed interest rate and fixed index annuities, variable annuity fixed account deposits and guarantees, life business and surplus and 9 per cent (2015: 8 per cent) support institutional businesses. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

Jackson is exposed primarily to the following risks:

Risks	Risk of loss
Equity risk
•  related to the incidence of benefits related to guarantees issued in connection with its variable annuity contracts; and
•  related to meeting contractual accumulation requirements in fixed index annuity contracts.

Interest rate risk	• related to meeting guaranteed rates of accumulation on fixed annuity products following a sharp and sustained fall in interest rates;

•  related to increases in the present value of projected benefits related to guarantees issued in connection with its variable annuity contracts following a sharp and sustained fall in interest rates in conjunction with a fall in equity markets;

• related to the surrender value guarantee features attached to the Company's fixed annuity products and to policyholder withdrawals following a sharp and sustained increase in interest rates; and
• the risk of mismatch between the expected duration of certain annuity liabilities and prepayment risk and extension risk inherent in mortgage-backed securities.

Jackson's derivative programme is used to manage interest rate risk associated with a broad range of products and equity market risk attaching to its equity-based products. Movements in equity markets, interest rates and credit spreads materially affect the carrying value of derivatives that are used to manage the liabilities to policyholders and backing investment assets. Combined with the use of US GAAP measurement (as 'grandfathered' under IFRS 4) for the insurance contracts assets and liabilities which is largely insensitive to current period market movements, the Jackson total profit (ie including short-term fluctuations in investment returns) is sensitive to market movements. In addition to these effects the Jackson shareholders' equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in shareholders' equity (ie outside the income statement).

Jackson enters into financial derivative transactions, including those noted below to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows or quantity of, or a degree of exposure with respect to assets, liabilities or future cash flows, which Jackson has acquired or incurred.

Jackson uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed index annuities, certain variable annuity features and reinsured Guaranteed Minimum Income Benefit variable annuity features contain embedded derivatives as defined by IAS 39, 'Financial Instruments: Recognition and Measurement'. Jackson does not account for such derivatives as either fair value or cash flow hedges as might be permitted if the specific hedge documentation requirements of IAS 39 were followed. Financial derivatives, including derivatives embedded in certain host liabilities that have been separated for accounting and financial reporting purposes are carried at fair value.

The principal types of derivatives used by Jackson and their purpose are as follows:

Derivative	Purpose
Interest rate swaps
These generally involve the exchange of fixed and floating payments over the period for which Jackson holds the instrument without an exchange of the underlying principal amount. These agreements are used for hedging purposes.

Swaption contracts
These contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson both purchases and writes swaptions in order to hedge against significant movements in interest rates.

Treasury futures contracts	These derivatives are used to hedge Jackson's exposure to movements in interest rates.
Equity index futures contracts and equity index options
These derivatives (including various call and put options and interest rate contingent options) are used to hedge Jackson's obligations associated with its issuance of  certain VA guarantees. Some of these annuities and guarantees contain embedded options that are fair valued for financial reporting purposes.

Cross-currency swaps
Cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson's foreign currency denominated funding agreements supporting trust instrument obligations.

Credit default swaps
These swaps, represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty if a default event occurs in exchange for periodic payments made by Jackson for the life of the agreement. Jackson does not write default protection using credit derivatives.

The estimated sensitivity of Jackson's profit and shareholders' equity to equity and interest rate risks provided below is net of the related changes in amortisation of DAC. The effect on the related changes in amortisation of DAC provided is based on the current 'grandfathered' US GAAP DAC basis but does not include any effect from an acceleration or deceleration of amortisation of DAC.

            i        Sensitivity to equity risk
At 31 December 2016 and 2015, Jackson had variable annuity contracts with guarantees, for which the net amount at risk ('NAR') is defined as the amount of guaranteed benefit in excess of current account value, as follows:

31 December 2016	Minimum return	Account value	Net amount at risk	Weighted average attained age	Period until expected annuitisation
		£m	£m

Return of net deposits plus a minimum return
GMDB	0-6%	93,512	2,483	65.6 years
GMWB - premium only	0%	2,217	39
GMWB*	0-5%**	256	22
GMAB - premium only	0%	44	-
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		8,798	346	66.0 years
GMWB - highest anniversary only		2,479	125
GMWB*		747	83
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	5,309	699	68.7 years
GMIB†	0-6%	1,595	595		0.5 years
GMWB*	0-8%**	85,402	9,293

31 December 2015	Minimum return	Account value	Net amount at risk	Weighted average attained age	Period until expected annuitisation
		£m	£m

Return of net deposits plus a minimum return
GMDB	0-6%	70,732	2,614	65.3 years
GMWB - premium only	0%	1,916	56
GMWB*	0-5%**	229	23
GMAB - premium only	0%	45	-
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		7,008	587	65.4 years
GMWB - highest anniversary only		2,025	202
GMWB*		698	101
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	4,069	640	68.3 years
GMIB†	0-6%	1,422	518		0.5 years
GMWB*	0-8%**	63,924	7,758
        *     Amounts shown for GMWB comprise sums for the 'not for life' portion (where the guaranteed withdrawal base less the account value equals to the net amount at risk (NAR)), and a 'for life' portion (where the NAR has been estimated as the present value of future expected benefit payment remaining after the amount of the 'not for life' guaranteed benefits is zero).
       **    Ranges shown based on simple interest. The upper limits of 5 per cent or 8 per cent simple interest are approximately equal to 4.1 per cent and 6 per cent respectively, on a compound interest basis over a typical 10-year bonus period. For example 1 + 10 x 0.05 is similar to 1.04 growing at a compound rate of 4 per cent for a further nine years.
          †     The GMIB reinsurance guarantees are essentially fully reinsured.

         Account balances of contracts with guarantees were invested in variable separate accounts as follows:

	2016 £m	2015 £m
Mutual fund type:
Equity	73,430	55,488
Bond	15,044	11,535
Balanced	17,441	13,546
Money market	994	832
Total	106,909	81,401

As noted above, Jackson is exposed to equity risk through the options embedded in the fixed index annuity liabilities and guarantees included in certain variable annuity benefits as illustrated above. This risk is managed using an equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson's operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling guaranteed benefit fees.

As a result of this hedging programme, if the equity markets were to increase further in the future, the net effect of Jackson's free-standing derivatives would decrease in value. However, over time, this movement would be broadly offset by increased separate account fees and reserve decreases, net of the related changes to amortisation of deferred acquisition costs. Due to the nature of the free-standing and embedded derivatives, this hedge, while highly effective on an economic basis, may not completely mute in the financial reporting the immediate impact of equity market movements as the free-standing derivatives reset immediately while the hedged liabilities reset more slowly and fees are recognised prospectively. The opposite impact would be observed if the equity markets were to decrease.

In addition to the exposure explained above, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

At 31 December 2016, the estimated sensitivity of Jackson's profit and shareholders' equity to immediate increases and decreases in equity markets is shown below. The sensitivities are shown net of related changes in DAC amortisation.

	2016 £m				2015 £m
	Decrease		Increase		Decrease		Increase
	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%
Pre-tax profit, net of related changes in amortisation of DAC	1,061	488	370	59	738	259	(86)	(128)
Related deferred tax effects	(371)	(171)	(129)	(21)	(258)	(91)	30	45
Net sensitivity of profit after tax and shareholders' equity	690	317	241	38	480	168	(56)	(83)

Note
The table above has been prepared to exclude the impact of the instantaneous equity movements on the separate account fees. In addition, the sensitivity movements shown include those relating to the fixed index annuity and the reinsurance of GMIB guarantees.

The above table provides sensitivity movements as at a point in time while the actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

The directional movements in the sensitivities reflect the hedging programme in place at 31 December 2016 and 2015.

           ii       Sensitivity to interest rate risk
Except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson's products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement. The GMWB  features attached to variable annuity business (other than 'for life' components) are accounted for as embedded derivatives which are fair valued and, therefore, will be sensitive to changes in interest rate.

Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within the income statement. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items and policyholder liabilities to a 1 per cent and 2 per cent decrease and increase in interest rates at 31 December 2016 and 2015 is as follows:

	2016 £m				2015 £m
	Decrease		Increase		Decrease		Increase
	of 2%	of 1%	of 1%	of 2%	of 2%	of 1%	of 1%	of 2%
Profit and loss:
Pre-tax profit effect (net of related changes in amortisation of DAC)	(2,899)	(1,394)	1,065	2,004	(1,776)	(847)	628	1,120
Related effect on charge for deferred tax	1,015	488	(373)	(701)	621	296	(220)	(392)
Net profit effect	(1,884)	(906)	692	1,303	(1,155)	(551)	408	728

Other comprehensive income:
Direct effect on carrying value of debt securities (net of related changes in amortisation of DAC)	3,364	1,883	(1,883)	(3,364)	3,167	1,782	(1,782)	(3,167)
Related effect on movement in deferred tax	(1,177)	(659)	659	1,177	(1,108)	(624)	624	1,108
Net effect	2,187	1,224	(1,224)	(2,187)	2,059	1,158	(1,158)	(2,059)
Total net effect on shareholders' equity	303	318	(532)	(884)	904	607	(750)	(1,331)

These sensitivities are shown only for interest rates in isolation and do not include other movements in credit risk that may affect credit spreads and valuations of debt securities. Similar to sensitivity to equity risk, the sensitivity movements provided in the table above are at a point in time and reflect the hedging programme in place on the balance sheet date, while the actual impact on financial results would vary contingent upon a number of factors.

iii      Sensitivity to foreign exchange risk
Consistent with the Group's accounting policies, the profits of the Group's US operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2016, the average and closing rates were US$1.35 (2015: $1.53) and US$1.24 (2015: US$1.47) to £1.00 sterling, respectively. A 10 per cent increase (weakening of the dollar) or decrease (strengthening of the dollar) in these rates would reduce or increase profit before tax attributable to shareholders, profit for the year and shareholders' equity attributable to US insurance operations respectively as follows:

	A 10% increase in US$:£ exchange rates		A 10% decrease in US$:£ exchange rates
	2016 £m	2015 £m	2016 £m	2015£m
Profit before tax attributable to shareholders	(48)	(109)	59	133
Profit for the year	(54)	(87)	66	107
Shareholders' equity attributable to US insurance operations	(473)	(378)	578	462

iv      Other sensitivities
The total profit of Jackson is sensitive to market risk on the assets covering liabilities other than variable annuity business segregated in the separate accounts.

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges) all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual experience is measured by internally developed expense, mortality and persistency studies.

Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and GMDB reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

Jackson is sensitive to lapse risk and other types of policyholder behaviour, such as the take-up of its GMWB product features. Jackson's persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. In the absence of hedging, equity and interest rate movements can both cause a loss directly and cause an increased future sensitivity to policyholder behaviour.  Jackson has an extensive derivative programme that seeks to manage the exposure to such altered equity markets and interest rates.

For variable annuity business, the key assumption is the expected long-term level of separate account returns, which for 2016 was 7.4 per cent (2015: 7.4 per cent). The impact of using this return is reflected in two principal ways, namely:

               -    Through the projected expected gross profits that are used to determine the amortisation of deferred acquisition costs. This is applied through the use of a mean reversion technique; and
               -    The required level of provision for claims for guaranteed minimum death, 'for life' withdrawal, and income benefits.

              C7.4   UK insurance operations

           Exposure and sensitivity of IFRS basis profit and shareholders' equity to market and other risks
The IFRS basis results of the UK insurance operations are most sensitive to asset/liability matching, mortality and default rate experience and longevity assumptions and the difference between the return on corporate bond and risk-free rate for shareholder-backed annuity business of the Prudential Assurance Company non-profit sub-fund. Further details are described below.

The IFRS operating profit based on longer-term investment returns for UK insurance operations is sensitive to changes in longevity assumptions affecting the carrying value of liabilities to policyholders for UK shareholder-backed annuity business. At the total IFRS profit level, the result is particularly sensitive to temporary value movements on assets backing the capital of the shareholder-backed annuity business.

           With-profits business

With-profits sub-fund business
The shareholder results of the UK with-profits business (including non-participating annuity business of the with-profits sub-fund are only sensitive to market risk through the indirect effect of investment performance on declared policyholder bonuses.

The investment assets of PAC with-profits funds are subject to market risk. Changes in their carrying value, net of related changes to asset-share liabilities of with-profits contracts, affect the level of unallocated surplus of the fund. Therefore, the level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the assets that represents surplus. However, as unallocated surplus is accounted for as a liability under IFRS, movements in its value do not affect shareholders' profit and equity.

The shareholder results of the UK with-profits fund correspond to the shareholders' share of the cost of bonuses declared on the with-profits business which is currently one-ninth of the cost of bonuses declared. Investment performance is a key driver of bonuses, and hence the shareholders' share of the cost of bonuses. Due to the 'smoothed' basis of bonus declaration, the sensitivity to investment performance in a single year is low relative to movements in the period to period performance. However, over multiple periods, it is important as it may affect future expected shareholder transfers. Altered persistency trends may affect future expected shareholder transfers.

Shareholder-backed annuity business
Profits from shareholder-backed annuity business are most sensitive to:

         -    The extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts;
         -    Actual versus expected default rates on assets held;
         -    The difference between long-term rates of return on corporate bonds and risk-free rates;
         -    The variance between actual and expected mortality experience;
         -    The extent to which changes to the assumed rate of improvements in mortality give rise to changes in the measurement of liabilities; and
         -    Changes in renewal expense levels.

In addition the level of profit is affected by change in the level of reinsurance cover.

A decrease in assumed mortality rates of 1 per cent would decrease pre-tax profit by approximately £67 million (2015: £67 million). A decrease in credit default assumptions of five basis points would increase pre-tax profit by £200 million (2015: £176 million). A decrease in renewal expenses (excluding asset management expenses) of 5 per cent would increase pre-tax profit by £41 million (2015: £35 million). The effect on profit would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above. The net effect on profit after tax and shareholders' equity from all the changes in assumptions as described above would be an increase of approximately £144 million (2015: £115 million).

Unit-linked and other business
Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations.

Due to the matching of policyholder liabilities to attaching asset value movements, the UK unit-linked business is not directly affected by market or credit risk. The liabilities of the other business are also broadly insensitive to market risk. Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders for management of assets, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and timing of death. The accounting impact of the latter is dependent upon the amortisation of acquisition costs in line with the emergence of margins (for insurance contracts) and amortisation in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

Sensitivity to interest rate risk and other market risk
By virtue of the fund structure, product features and basis of accounting, the policyholder liabilities of the UK insurance operations are, except annuity business, not generally exposed to interest rate risk. At 31 December 2016 annuity liabilities accounted for 98 per cent (2015: 98 per cent) of UK shareholder-backed business liabilities. For annuity business, liabilities are exposed to interest rate risk. However, the net exposure is very substantially ameliorated by virtue of the close matching of assets with appropriate duration. The level of matching from period to period can vary depending on management actions and economic factors so it is possible for a degree of mis-matching profits or losses to arise.

The close matching by the Group of assets of appropriate duration to annuity liabilities is based on maintaining economic and regulatory capital. The measurement of liabilities under Solvency II reporting requirements and IFRS are not the same with additional assets used for the IFRS annuity liabilities . As a result, IFRS has a different sensitivity to interest rate and credit risk than under Solvency II.

The estimated sensitivity of the UK non-linked shareholder-backed business (principally annuities business) to a movement in interest rates is as follows:

	2016 £m				2015 £m
	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%
Carrying value of debt securities and derivatives	12,353	5,508	(4,527)	(8,313)	10,862	4,812	(3,935)	(7,219)
Policyholder liabilities	(10,023)	(4,466)	3,636	6,635	(8,738)	(3,909)	3,208	5,872
Related deferred tax effects	(396)	(177)	151	285	(402)	(172)	138	257
Net sensitivity of profit after tax and shareholders' equity	1,934	865	(740)	(1,393)	1,722	731	(589)	(1,090)

In addition the shareholder-backed portfolio of UK non-linked insurance operations covering liabilities and shareholders' equity includes equity securities and investment properties. Excluding any second order effects on the measurement of the liabilities for future cash flows to the policyholder, a fall in their value would have given rise to the following effects on pre-tax profit, profit after tax and shareholders' equity.

	2016 £m		2015 £m
	A decrease of 20%	A decrease of 10%	A decrease of 20%	A decrease of 10%
Pre-tax profit	(326)	(163)	(327)	(163)
Related deferred tax effects	66	33	66	33
Net sensitivity of profit after tax and shareholders' equity	(260)	(130)	(261)	(130)

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements, and, therefore the primary effect of such movements would, in the Group's segmental analysis of profits, be included within the short-term fluctuations in investment returns.

C7.5   Asset management and other operations

           a       Asset management
           i        Sensitivities to foreign exchange risk
Consistent with the Group's accounting policies, the profits of Eastspring Investments and US asset management operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. The rates for the functional currencies of most significant operations are shown in note A1.

A 10 per cent increase in the relevant exchange rates (strengthening of the pound sterling) would have reduced reported profit before tax attributable to shareholders, and shareholders' equity excluding goodwill attributable to Eastspring Investments and US asset management operations, by £12 million and £47 million respectively (2015: £11 million and £38 million, respectively).

           ii       Sensitivities to other financial risks for asset management operations
The principal sensitivities to other financial risk of asset management operations are credit risk on the bridging loan portfolio of the Prudential Capital operation and the indirect effect of changes to market values of funds under management. Due to the nature of the asset management operations there is limited direct sensitivity to movements in interest rates. Total debt securities held at 31 December 2016 by asset management operations were £2,359 million (2015: £2,204 million), the majority of which are held by the Prudential Capital's operation. Debt securities held by Prudential Capital are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholders' equity. The Group's asset management operations do not hold significant investments in property or equities.

           b       Other operations
The Group holds certain derivatives that are used to manage foreign currency movements and macroeconomic exposures. The fair value of these derivatives is sensitive to the combined effect of movements in exchange rates, interest rates and inflation rates. The possible permutations cover a wide range of scenarios. For indicative purposes, a reasonably possible range of fair value movements could be plus or minus £150 million.

             C8      Tax assets and liabilities

Deferred tax

           The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	Deferred tax assets		Deferred tax liabilities
	2016 £m	2015 £m	2016 £m	2015 £m
Unrealised losses or gains on investments	23	21	(1,534)	(1,036)
Balances relating to investment and insurance contracts	1	1	(730)	(543)
Short-term temporary differences	4,196	2,752	(3,071)	(2,400)
Capital allowances	16	10	(35)	(31)
Unused tax losses	79	35	-	-
Total	4,315	2,819	(5,370)	(4,010)

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. For the 2016 full year results and financial position at 31 December 2016 the following tax benefits have not been recognised:

	2016		2015
	Tax benefit £m	Losses £bn	Tax benefit £m	Losses £bn
Capital losses	89	0.4	98	0.5
Trading losses	41	0.2	52	0.3

Of the unrecognised trading losses, losses of £31 million will expire within the next seven years, £1 million will expire within 20 years and the rest have no expiry date.

Under IAS 12, 'Income Taxes', deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

The reduction in the UK corporation tax rate to 17 per cent from 1 April 2020 was substantively enacted on 6 September 2016, and, has had the effect of reducing the UK with-profits and shareholder-backed business element of the overall net deferred tax liabilities by £5 million as at 31 December 2016. The effects of these changes are reflected in the financial statements for the year ended 31 December 2016.

             C9      Defined benefit pension schemes

         (a)    Background and summary economic and IAS 19 financial positions
The Group's businesses operate a number of pension schemes. The specific features of these schemes vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). PSPS accounts for 82 per cent (2015: 84 per cent) of the underlying scheme liabilities of the Group's defined benefit schemes.

The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable (SASPS) and M&G (M&GGPS). In addition, there are two small defined benefit schemes in Taiwan which have negligible deficits.

Under the IAS 19 'Employee Benefits' valuation basis, the Group applies the principles of IFRIC 14, 'IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction', whereby a surplus is only recognised to the extent that the Company is able to access the surplus either through an unconditional right of refund to the surplus or through reduced future contributions relating to ongoing service, which have been substantively enacted or contractually agreed. Further, the IFRS financial position recorded, reflects the higher of any underlying IAS 19 deficit and any obligation for committed deficit funding where applicable.

The Group asset/liability in respect of defined benefit pension schemes is as follows:

	2016 £m					2015 £m
	PSPS	SASPS	M&GGPS	Other schemes	Total	PSPS	SASPS	M&GGPS	Other schemes	Total
	note (i)	note (ii)				note (i)	note (ii)
Underlying economic surplus (deficit)	717	(237)	84	(1)	563	969	(82)	75	(1)	961
Less: unrecognised surplus note (i)	(558)	-	-	-	(558)	(800)	-	-	-	(800)
Economic surplus (deficit) (including investment in Prudential insurance policies)	159	(237)	84	(1)	5	169	(82)	75	(1)	161
Attributable to:
PAC with-profits fund	111	(95)	-	-	16	118	(33)	-	-	85
Shareholder-backed operations	48	(142)	84	(1)	(11)	51	(49)	75	(1)	76
Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policiesnote (iii)	-	-	(134)	-	(134)	-	-	(77)	-	(77)
IAS 19 pension asset (liability) on the Group statement of financial positionnote (iv)	159	(237)	(50)	(1)	(129)	169	(82)	(2)	(1)	84

Notes
            (i)      For PSPS, the Group does not have an unconditional right of refund to any surplus of the scheme. The PSPS pension asset represents the present value of the economic benefit (impact) of the Company from the difference between future ongoing contributions to the scheme and estimated accrued cost of service. No deficit or other funding is required for PSPS. Deficit funding, where applicable, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed considerations in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity.
           (ii)     The deficit of SASPS has been allocated 40 per cent to the PAC with-profits fund and 60 per cent to the shareholders' fund as at 31 December 2016 and 2015.
           (iii)     The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes.
           (iv)    At 31 December 2016, the PSPS pension asset of £159 million (2015: £169 million) and the other schemes' pension liabilities of £288 million (2015: £85 million) are included within 'Other debtors' and 'Provisions' respectively on the consolidated statement of financial position.

Triennial actuarial valuations
Defined benefit pension schemes in the UK are generally required to be subject to full actuarial valuations every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds.
The information on the latest completed actuarial valuation for the UK schemes is shown in the table below:

	PSPS	SASPS	M&GGPS
Last completed actuarial valuation date	5 April 2014	31 March 2014	31 December 2014
Valuation actuary, all Fellows of the Institute and Faculty of Actuaries	C G Singer Towers Watson Limited	Jonathan Seed Xafinity Consulting	Paul Belok AON Hewitt Limited
Funding level at the last valuation	107 per cent	78 per cent	99 per cent
Deficit funding arrangement agreed with the Trustees based on the last valuation	No deficit or other funding required. Ongoing contributions for active members are at the minimum level required under the scheme rules (approximately £6 million per annum excluding expenses)
Deficit funding of £21 million per annum
from 1 January 2015 until 31 March 2024, or earlier if the scheme's funding level reaches 100 per cent before this date. The deficit funding will be reviewed every three
years at subsequent
 valuations

No deficit funding required from 1 January 2016

           (b)    Assumptions
The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended 31 December were as follows:

	2016%	2015%

Discount rate*	2.6	3.8
Rate of increase in salaries	3.2	3.0
Rate of inflation**
Retail prices index (RPI)	3.2	3.0
Consumer prices index (CPI)	2.2	2.0
Rate of increase of pensions in payment for inflation:
PSPS:
Guaranteed (maximum 5%)	2.5	2.5
Guaranteed (maximum 2.5%)	2.5	2.5
Discretionary	2.5	2.5
Other schemes	3.2	3.0
        *     The discount rate has been determined by reference to an 'AA' corporate bond index, adjusted where applicable, to allow for the difference in duration between the index and the pension liabilities.
        **   The rate of inflation reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes.
The calculations are based on current mortality estimates with an allowance made for future improvements in mortality. This allowance was updated in 2016 to reflect the CMI's 2014 mortality improvements model, with scheme-specific calibrations. For immediate annuities in payment, in 2016 and 2015, a long-term mortality improvement rate of 1.75 per cent per annum and 1.25 per cent per annum was applied for males and females, respectively.

           (c)    Estimated pension scheme surpluses and deficits
The underlying pension position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. The IAS 19 basis excludes the investments in Prudential policies. At 31 December 2016, the investments in Prudential insurance policies comprise £134 million (2015: £77 million) for the M&GGPS and there were no investments in Prudential insurance policies for PSPS and SASPS (2015: £125 million for PSPS). In principle, on consolidation the investments are eliminated against policyholder liabilities of UK insurance operations, so that the formal IAS 19 position for the scheme in isolation excludes these items. This treatment applies to the M&GGPS investments. However, in 2015 as a substantial portion of the Company's interest in the underlying surplus of PSPS was not recognised, the adjustment was not necessary for the PSPS investments.

Movements on the pension scheme deficit determined on the economic basis are as follows, with the effect of the application of IFRIC 14 being shown separately:

	2016 £m
	Surplus (deficit) in schemes at 1 Jan 2016	(Charge) credit to income statement	Actuarial gains and losses in other comprehensive income	Contributions paid	Surplus (deficit) in schemes at 31 Dec 2016
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus	961	(1)	(442)	45	563
Less: amount attributable to PAC with-profits fund	(658)	(12)	261	(16)	(425)
Shareholders' share:
Gross of tax surplus (deficit)	303	(13)	(181)	29	138
Related tax	(60)	3	36	(6)	(27)
Net of shareholders' tax	243	(10)	(145)	23	111
Application of IFRIC 14 for the derecognition of PSPS surplus
Derecognition of surplus	(800)	(32)	274	-	(558)
Less: amount attributable to PAC with-profits fund	573	21	(185)	-	409
Shareholders' share:
Gross of tax	(227)	(11)	89	-	(149)
Related tax	45	2	(18)	-	29
Net of shareholders' tax	(182)	(9)	71	-	(120)
With the effect of IFRIC 14
Surplus (deficit)	161	(33)	(168)	45	5
Less: amount attributable to PAC with-profits fund	(85)	9	76	(16)	(16)
Shareholders' share:
Gross of tax surplus (deficit)	76	(24)	(92)	29	(11)
Related tax	(15)	5	18	(6)	2
Net of shareholders' tax	61	(19)	(74)	23	(9)

Underlying investments of the schemes
On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plans' assets at 31 December comprise the following investments:

	2016				2015

	PSPS	Other schemes	Total		PSPS	Other schemes	Total
	£m	£m	£m	%	£m	£m	£m	%
Equities
UK	18	85	103	1	126	70	196	3
Overseas	293	368	661	7	151	329	480	6
Bonds
Government	5,411	550	5,961	66	4,795	427	5,222	67
Corporate	1,169	196	1,365	15	970	145	1,115	14
Asset-backed securities	144	6	150	2	135	21	156	2
Derivatives	252	(2)	250	3	183	(5)	178	2
Properties	71	109	180	2	70	62	132	2
Other assets	269	67	336	4	298	42	340	4
Total value of assets**	7,627	1,379	9,006	100	6,728	1,091	7,819	100

               (d)              Sensitivity of the pension scheme liabilities to key variables
The sensitivity information below is based on the core scheme liabilities and assumptions at the balance sheet date. The sensitivity is calculated based on a change in one assumption with all other assumptions being held constant. As such, interdependencies between the assumptions are excluded.

The sensitivity of the underlying pension scheme liabilities as shown above does not directly equate to the impact on the profit or loss attributable to shareholders or shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and SASPS to the PAC with-profits fund as described above.

	Assumption applied		Sensitivity change in assumption	Impact of sensitivity on scheme liabilities on IAS 19 basis
	2016	2015			2016	2015
Discount rate	2.6%	3.8%	Decrease by 0.2%	Increase in scheme liabilities by:
				PSPS	3.5%	3.3%
				Other schemes	5.3%	5.0%
Discount rate	2.6%	3.8%	Increase by 0.2%	Decrease in scheme liabilities by:
				PSPS	3.5%	3.1%
				Other schemes	5.0%	4.6%
Rate of inflation	3.2%	3.0%	RPI: Decrease by 0.2%	Decrease in scheme liabilities by:
	2.2%	2.0%	CPI: Decrease by 0.2%	PSPS	0.6%	0.5%
			with consequent reduction	Other schemes	4.1%	4.0%
			in salary increases
Mortality rate			Increase life expectancy by 1 year	Increase in scheme liabilities by:

				PSPS	3.5%	3.2%
				Other schemes	3.7%	2.8%
              C10    Share capital, share premium and own shares

	2016			2015
Issued shares of 5p each	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
fully paid		£m	£m		£m	£m
At 1 January	2,572,454,958	128	1,915	2,567,779,950	128	1,908
Shares issued under share-based schemes	8,606,615	1	12	4,675,008	-	7
At 31 December	2,581,061,573	129	1,927	2,572,454,958	128	1,915

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 31 December 2016, there were options outstanding under save as you earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for	Share price range		Exercisable by year
		from	to
31 December 2016	7,068,884	466p	1,155p	2022
31 December 2015	8,795,617	288p	1,155p	2021

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
The Group buys and sells Prudential plc shares ('own shares') either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £226 million as at 31 December 2016 (2015: £219 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 31 December 2016, 10.7 million (2015: 10.5 million) Prudential plc shares with a market value of £175 million (2015: £161 million) were held in such trusts all of which are for employee incentive plans. The maximum number of shares held during 2016 was 11.2 million which was in June 2016.

The Company purchased the following number of shares in respect of employee incentive plans. The shares purchased each month are as follows:

	Number	2016 Share price			Number	2015 Share price
	of shares	Low	High	Cost	of shares	Low	High	Cost
		£	£	£		£	£	£
January	67,625	13.73	14.00	932,711	52,474	14.83	15.11	786,584
February	79,077	11.96	12.01	947,993	49,423	16.01	16.14	795,683
March	735,361	13.09	13.72	9,686,101	4,660,458	16.44	17.01	78,940,633
April	84,848	12.91	13.31	1,115,919	52,371	16.78	17.24	892,795
May	2,272,344	13.17	13.31	30,238,832	145,542	16.07	16.61	2,357,705
June	576,386	11.28	13.09	6,604,231	160,078	15.65	16.20	2,563,060
July	84,883	11.96	12.32	1,040,732	55,208	15.04	15.99	868,713
August	73,602	14.01	14.25	1,040,528	57,653	15.07	15.17	868,091
September	173,166	13.69	14.14	2,372,037	154,461	13.57	14.31	2,149,244
October	71,253	14.37	14.50	1,026,260	58,087	15.14	15.22	879,999
November	69,976	13.49	15.40	1,044,194	56,948	15.01	15.61	866,033
December	71,626	15.76	16.37	1,134,181	61,441	15.00	15.08	923,600
Total	4,360,147			57,183,719	5,564,144			92,892,140

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2016 was 6.0 million (2015: 6.1 million) and the cost of acquiring these shares of £61 million (2015: £54 million) is included in the cost of own shares. The market value of these shares as at 31 December 2016 was £97 million (2015: £94 million). During 2016, these funds made net disposals of 77,423 Prudential shares (2015: net disposals of 1,402,697) for a net increase of £7.9 million to book cost (2015: net increase of £13 million).
All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.
Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during 2016 or 2015.
              D       OTHER NOTES

          D1   Held for sale Korea life business
On 10 November 2016, the Group announced that it had reached an agreement to sell 100 per cent of its life insurance subsidiary in Korea, PCA Life Insurance Co. Ltd. ('PCA Life Korea'), to Mirae Asset Life Insurance Co. Ltd. ('Mirae'), for KRW170 billion (equivalent to £114 million at 31 December 2016 closing exchange rate). The transaction is subject to regulatory approval.
The Korea life business has been classified as held for sale in these consolidated financial statements in accordance with IFRS 5, 'Non-current assets held for sale and discontinued operations'. Consistent with its classification as held for sale, the IFRS carrying value of the Korea life business and its related goodwill has been set to £105 million at 31 December 2016, representing the proceeds, net of £9 million of related expenses. This has resulted in a charge for 'Remeasurement of Korea Life business classified as held for sale' of £(238) million in the income statement.
To facilitate comparisons of businesses retained by the Group, the supplementary analysis of profit shown in note B1.1 shows separately the results of the Korea life business for both 2016 and 2015. For 2016 the result for the year, including short-term fluctuations in investment returns, together with the adjustment to the carrying value have given rise to an aggregate loss of £(227) million (2015: £56 million profit). This comprises:

		AER	CER
	2016 £m	2015 £m	2015 £m
Remeasurement of carrying value on classification as held for sale	(238)	-	-
Amounts that would otherwise be classified within:
Operating profit based on longer-term investment returns	20	38	42
Short-term fluctuations in investment returns	(9)	18	20
(Loss) profit attaching to held for sale Korea life business	(227)	56	62
Related tax charge	(4)	(14)	(15)

The assets and liabilities of the Korea life business classified as held for sale on the statement of financial position as at 31 December 2016 are as follows:

2016 £m
Assets
Investments including cash and cash equivalents[1]	3,722
Other assets including goodwill[2]	379
4,101
Adjustment for remeasurement of the carrying value of the business to fair value less costs to sell[2]	(238)
Assets held for sale	3,863

Liabilities
Policyholder liabilities[3]	3,325
Other liabilities	433
Liabilities held for sale	3,758

Net assets	105
     1  The investments of the Korea life business comprise primarily equity securities and portfolio holdings in unit trusts (£2,527 million as at 31 December 2016).
     2 The remeasurement adjustment of £238 million comprises the write down of goodwill of £15 million and other non-current assets within the scope of IFRS 5 of £16 million (£14 million of software and £2 million of property, plant and equipment) and an additional remeasurement of £207 million to adjust the carrying value of the business to fair value less costs to sell.
     3  The Korea life business has non-linked liabilities and linked liabilities at 31 December 2016 of £749 million and £2,576 million respectively (2015: £625 million and £2,187 million respectively).
             D2      Contingencies and related obligations
Litigation and regulatory matters
In addition to the matters set out in note B4(b) in relation to the Financial Conduct Authority review of past annuity sales, the Group is involved in various litigation and regulatory issues. These may from time to time include class actions  involving Jackson. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Company believes that their ultimate outcome will not have a material adverse effect on the Group's ﬁnancial condition, results of operations, or cash ﬂows.
D3      Post balance sheet events

Dividends
The second interim ordinary dividend for the year ended 31 December 2016, that was approved by the Board of Directors after 31 December 2016 is described in note B7.

Additional Unaudited IFRS Financial Information

I(a)       Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver
This schedule classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:
           -       Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.
           -       Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.
           -       With-profits business represents the gross of tax shareholders' transfer from the with-profits fund for the year.
           -       Insurance margin primarily represents profits derived from the insurance risks of mortality and morbidity.
           -       Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.
           -       Acquisition costs and administration expenses represent expenses incurred in the year attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance, as well as items that are more appropriately included in other sources of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).
           -       DAC adjustments comprise DAC amortisation for the year, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business.
Analysis of pre-tax IFRS operating profit by source and margin analysis of Group long-term insurance business
The following analysis expresses certain of the Group's sources of operating profit as a margin of policyholder liabilities or other suitable driver. Details on the calculation of the Group's average policyholder liability balances are given in note (iv) at the end of this section.

	2016 £m
	Asia	US	UK	Total	Average liability	Total bps
	note (vi)				note (iv)	note (ii)
Spread income	192	802	177	1,171	83,054	141
Fee income	174	1,942	59	2,175	139,451	156
With-profits	48	-	269	317	118,334	27
Insurance margin	1,040	888	63	1,991
Margin on revenues	1,919	-	207	2,126
Expenses:
Acquisition costsnote (i)	(1,285)	(877)	(89)	(2,251)	6,320	(36)%
Administration expenses	(832)	(959)	(152)	(1,943)	229,477	(85)
DAC adjustmentsnote (v)	148	244	(2)	390
Expected return on shareholder assets	99	12	110	221
	1,503	2,052	642	4,197
Longevity reinsurance and other management actions to improve solvency			332	332
Provision for review of past annuity sales			(175)	(175)
Long-term business operating profit based on longer-term investment returns	1,503	2,052	799	4,354
See notes at the end of this section.

	2015 AER £m
	Asia	US	UK	Total	Average liability	Total bps
	note (vi)				note (iv)	note(ii)
Spread income	149	746	258	1,153	72,900	158
Fee income	154	1,672	62	1,888	123,232	153
With-profits	45	-	269	314	106,749	29
Insurance margin	756	796	119	1,671
Margin on revenues	1,643	-	179	1,822
Expenses:
Acquisition costsnote (i)	(1,075)	(939)	(86)	(2,100)	5,466	(38)%
Administration expenses	(669)	(828)	(159)	(1,656)	203,664	(81)
DAC adjustmentsnote (v)	97	218	(2)	313
Expected return on shareholder assets	71	26	127	224
	1,171	1,691	767	3,629
Longevity reinsurance and other management actions to improve solvency			400	400
Long-term business operating profit based on longer-term investment returns	1,171	1,691	1,167	4,029
See notes at the end of this section.
	2015 CER £m note (iii)
	Asia	US	UK	Total	Average liability	Total bps
	note (vi)				note (iv)	note (ii)
Spread income	164	845	258	1,267	78,026	162
Fee income	170	1,886	62	2,118	135,717	156
With-profits	50	-	269	319	108,551	29
Insurance margin	841	898	119	1,858
Margin on revenues	1,821	-	179	2,000
Expenses:
Acquisition costsnote (i)	(1,194)	(1,059)	(86)	(2,339)	5,995	(39)%
Administration expenses	(736)	(934)	(159)	(1,829)	222,250	(82)
DAC adjustmentsnote (v)	108	246	(2)	352
Expected return on shareholder assets	79	26	127	232
	1,303	1,908	767	3,978
Longevity reinsurance and other management actions to improve solvency			400	400
Long-term business operating profit based on longer-term investment returns	1,303	1,908	1,167	4,378
See notes at the end of this section.

Margin analysis of long-term insurance business - Asia

					Asia note (vi)
	2016			2015 AER			2015 CER
							note (iii)
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	192	13,299	144	149	10,428	143	164	11,466	143
Fee income	174	15,643	111	154	13,940	110	170	14,944	114
With-profits	48	22,823	21	45	17,446	26	50	19,247	26
Insurance margin	1,040			756			841
Margin on revenues	1,919			1,643			1,821
Expenses:
Acquisition costsnote (i)	(1,285)	3,599	(36)%	(1,075)	2,712	(40)%	(1,194)	3,020	(40)%
Administration expenses	(832)	28,942	(287)	(669)	24,368	(274)	(736)	26,410	(279)
DAC adjustmentsnote (v)	148			97			108
Expected return on shareholder assets	99			71			79
Operating profit based on longer-term investment return	1,503			1,171			1,303
See notes at the end of this section.

Analysis of Asia operating profit drivers:
             -       Spread income increased on a constant exchange rate basis by 17 per cent to £192million in 2016 (AER: 29 per cent), predominantly reflecting the growth of the Asia non-linked policyholder liabilities.
             -       Fee income increased by 2 per cent on a constant exchange rate basis to £174 million in 2016 (AER: 13 per cent), broadly in line with the increase in movement in average unit-linked liabilities.
             -       Insurance margin increased on a constant exchange rate basis by 24 per cent to £1,040 million in 2016 (AER: 38 per cent), primarily reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products. Insurance margin includes non-recurring items of £49 million (2015: £17 million on CER basis; £15 million on AER basis).
             -       Margin on revenues increased by £96 million on a constant exchange rate basis from £1,821 million to £1,919 million in 2016, primarily reflecting higher regular premium income recognised in the year.
             -       Acquisition costs increased on a constant exchange rate basis by 8 per cent to £1,285 million in 2016, (AER: 19 per cent) compared to the 19 per cent increase in APE sales (AER: 33 per cent increase), resulting in a decrease in the acquisition costs ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE sales. If with-profits APE sales were excluded from the denominator the acquisition cost ratio would become 70 per cent, which is broadly in line with the 69 per cent on a constant exchange rate basis in 2015.
             -       Administration expenses increased on a constant exchange rate basis by 13 per cent to £832 million in 2016 (AER: 24 per cent) as the business continues to expand. On a constant exchange rate basis, the administration expense ratio has increased from 279 basis points in 2015 to 287 basis points in 2016, the result of changes in country and product mix.
Margin analysis of long-term insurance business - US

					US
	2016			2015 AER			2015 CER note (iii)
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	802	37,044	217	746	30,927	241	845	35,015	241
Fee income	1,942	102,027	190	1,672	86,921	192	1,886	98,402	192
Insurance margin	888			796			898
Expenses
Acquisition costsnote (i)	(877)	1,561	(56)%	(939)	1,729	(54)%	(1,059)	1,950	(54)%
Administration expenses	(959)	146,043	(66)	(828)	125,380	(66)	(934)	141,924	(66)
DAC adjustments	244			218			246
Expected return on shareholder assets	12			26			26
Operating profit based on longer-term investment returns	2,052			1,691			1,908
See notes at the end of this section.
Analysis of US operating profit drivers:
            -       Spread income declined on a constant exchange rate basis by 5 per cent to £802 million in 2016 (AER increased by 8 per cent). The reported spread margin decreased to 217 basis points from 241 basis points in 2015, primarily due to lower investment yields. Spread income benefited from swap transactions previously entered into to more closely match the asset and liability duration. Excluding this effect, the spread margin would have been 153 basis points (2015 CER: 167 basis points and AER: 166 basis points).
            -       Fee income increased on a constant exchange rate basis by 3 per cent to £1,942 million in 2016 (AER: 16 per cent), primarily due to positive net inflows from variable annuity business and fund appreciation during the second half of the year. Fee income margin has remained broadly in line with the prior year at 190 basis points (2015 CER and AER: 192 basis points).
            -       Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Insurance margin of £888 million in 2016 was broadly in line with last year on a constant exchange rate basis, with higher income from the variable annuity guarantees offset by a decline in the contribution from the closed books of acquired business.
            -       Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased by 17 per cent at a constant exchange rate basis, largely due to lower sales in 2016.
            -       Administration expenses increased to £959 million in 2016 compared to £934 million for 2015 at constant exchange rates (AER £828 million), primarily as a result of higher asset-based commissions. These are paid on policy anniversary dates and are treated as an administration expense in this analysis. Excluding these trail commissions, the resulting administration expense ratio would be 34 basis points (2015 CER and AER: 36 basis points).
Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	2016 £m				2015 AER £m				2015 CER £m note (iii)
		Acquisition costs				Acquisition costs				Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	2,685			2,685	2,412			2,412	2,721			2,721
Less new business strain		(877)	678	(199)		(939)	734	(205)		(1,059)	828	(231)

Other DAC adjustments - amortisation of previously deferred acquisition costs:
Normal			(527)	(527)			(514)	(514)			(580)	(580)
(Accelerated)/Decelerated			93	93			(2)	(2)			(2)	(2)
Total	2,685	(877)	244	2,052	2,412	(939)	218	1,691	2,721	(1,059)	246	1,908

Analysis of operating profit based on longer-term investment returns for US operations by product
	2016 £m	2015 £m		%
		AER	CER	2016 vs 2015 AER	2016 vs 2015 CER
Spread businessnote (a)	323	380	428	(15)%	(25)%
Fee businessnote (b)	1,523	1,114	1,257	37%	21%
Life and other businessnote (c)	206	197	223	5%	(8)%
Total insurance operations	2,052	1,691	1,908	21%	8%

US asset management and broker-dealer	(4)	11	13	n/a	n/a
Total US operations	2,048	1,702	1,921	20%	7%

The analysis of operating profit based on longer-term investment returns for US operations by product represents the net profit generated by each line of business after allocation of costs. Broadly:
        a)  Spread business is the net operating profit for fixed annuity, fixed indexed annuity and guaranteed investment contracts and largely comprises spread income less costs.
        b)  Fee business represents profits from variable annuity products. As well as fee income, revenue for this product line includes spread income from investments directed to the general account and other variable annuity fees included in insurance margin.
        c)  Life and other business includes the profits from the REALIC business and other closed life books. Revenue allocated to this product line includes spread income and premiums and policy charges for life protection, which are included in insurance margin after claim costs. Insurance margin forms the vast majority of revenue.
Margin analysis of long-term insurance business - UK

			UK
	2016			2015
				note (v)
		Average			Average
	Profit	liability	Margin	Profit	liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps
Spread income	177	32,711	54	258	31,545	82
Fee income	59	21,781	27	62	22,371	28
With-profits	269	95,511	28	269	89,303	30
Insurance margin	63			119
Margin on revenues	207			179
Acquisition costsnote (i)	(89)	1,160	(8)%	(86)	1,025	(8)%
Administration expenses	(152)	54,492	(28)	(159)	53,916	(29)
DAC adjustments	(2)			(2)
Expected return on shareholder assets	110			127
	642			767
Longevity reinsurance and other management actions to improve solvency	332			400
Provision for review of past annuity sales	(175)			-
Operating profit based on longer-term investment returns	799			1,167

See notes at the end of this section.

Analysis of UK operating profit drivers:
       -    Spread income reduced from £258 million in 2015 to £177 million in 2016, mainly due to lower annuity sales. Spread income has two components:
        • A contribution from new annuity business which was lower at £41 million in 2016 compared to £123 million in 2015, as we withdrew our participation from this business. IFRS accounting (based on grandfathered GAAP) permits upfront recognition of a considerable proportion of the spread to be earned over the entire term of the new contracts.
        • A contribution from in-force annuity and other business, which was broadly in line with last year at £136 million (2015: £135 million), equivalent to 42 basis points of average reserves (2015: 43 basis points).
            -       Fee income principally represents asset management fees from unit-linked business, including direct investment only business to group pension schemes, where liability flows are driven by a small number of large single mandate transactions and fee income mostly arises within our UK asset management business. Excluding these schemes, the fee margin on the remaining balances was 40 bps (2015: 43 bps).
            -       The lower 2016 insurance margin mainly reflects the more positive experience variance seen in 2015 compared to 2016 together with the fall in annual mortality profits following the extension of our longevity reinsurance programme in 2015 and 2016.
            -       Margin on revenues represents premium charges for expenses and other sundry net income received by the UK
            -       Acquisition costs incurred were broadly consistent with 2015 at £89 million, equivalent to 8 per cent of total APE sales in 2016 (2015: 8 per cent). The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. The year on year comparison of the ratio is therefore impacted by the level of with-profits business (where acquisition costs are funded by the estate) in the year and the contribution from the bulk annuities transactions in the prior year. Acquisition costs expressed as a percentage of shareholder-backed APE sales (excluding the bulk annuity transactions) were 37 per cent (2015: 36 per cent).
            -       The contribution from longevity reinsurance and other management actions to improve solvency during 2016 was £332 million (2015: £400 million). Further explanation and analysis is provided in Additional Unaudited IFRS Financial Information section I(d).
            -       The 2016 provision for the cost of undertaking a review of past non-advised annuity sales and potential redress of £175 million is explained in note B4(b).
Notes to sources of earnings tables
            (i)      The ratio for acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.
            (ii)     Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.
           (iii)     The 2015 comparative information has been presented at AER and CER so as to eliminate the impact of exchange translation. CER results are calculated by translating prior year results using the current year foreign exchange rates.  All CER profit figures have been translated at current year average rates. For Asia CER average liability calculations, the policyholder liabilities have been translated using current year opening and closing exchange rates. For the US CER average liability calculations, the policyholder liabilities have been translated at the current year month end closing exchange rates. See also note A1.
           (iv)    For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the year, as a proxy for average balances throughout the year. The calculation of average liabilities for Jackson is generally derived from month end balances throughout the year, as opposed to opening and closing balances only. In 2016, given the significant equity market fluctuations in certain months during the year, average liabilities for fee income in Jackson have been calculated using daily balances instead of month end balances in order to provide a more meaningful analysis of the fee income, which is charged on the daily account balance. The 2015 average liabilities for fee income in Jackson have been calculated based on average of month end balances. The alternative use of the daily balances to calculate the average would have resulted in no change to the margin on the CER basis. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. Average liabilities used to calculate the administration expense margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson. Average liabilities are adjusted for business acquisitions and disposals in the year.
            (v)     The DAC adjustments contain a credit of £28 million in respect of joint ventures and associate in 2016 (2015: AER credit of £3 million).
(vi)    In order to show the Asia long-term business on a comparable basis, the 2015  comparative results exclude the contribution from the held for sale Korea life business.
I(b)     Asia operations - analysis of IFRS operating profit by territory
Operating profit based on longer-term investment returns for Asia operations is analysed as follows:

	2016 £m	AER 2015 £m	CER 2015 £m	2015 AER vs 2016	2015 CER vs 2016
Hong Kong	238	150	170	59%	40%
Indonesia	428	356	404	20%	6%
Malaysia	147	120	128	23%	15%
Philippines	38	32	35	19%	9%
Singapore	235	204	229	15%	3%
Thailand	92	70	76	31%	21%
Vietnam	114	86	94	33%	21%
South-east Asia Operations inc. Hong Kong	1,292	1,018	1,136	27%	14%
China	64	32	35	100%	83%
Taiwan	35	25	28	40%	25%
Other	49	38	42	29%	17%
Non-recurrent itemsnote (ii)	67	62	66	8%	2%
Total insurance operationsnote (i),(iii)	1,507	1,175	1,307	28%	15%
Development expenses	(4)	(4)	(4)	0%	0%
Total long-term business operating profit	1,503	1,171	1,303	28%	15%
Eastspring Investments	141	115	128	23%	10%
Total Asia operations note (iii)	1,644	1,286	1,431	28%	15%

         Notes
           (i)      Analysis of operating profit between new and in-force business
                     The result for insurance operations comprises amounts in respect of new business and business in force as follows:

	2016 £m	2015 £m
		AER	CER
New business strain*	(29)	5	7
Business in force	1,469	1,108	1,234
Non-recurrent itemsnote (ii)	67	62	66
Total	1,507	1,175	1,307
   *   The IFRS new business strain corresponds to approximately (0.8) per cent of new business APE premiums for 2016 (2015: approximately 0.2 per cent of new business APE).
The strain reflects the aggregate of the pre-tax regulatory basis strain to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.
(ii)       Other non-recurrent items of £67 million in 2016 (2015: £62 million) represent a number of items, including a gain from entering into a reinsurance contract in the year.
(iii)      In order to show the Asia long-term business on a comparable basis, the 2015 comparative results exclude the contribution from the held for sale Korea life business.
              I(c)     Analysis of asset management operating profit based on longer-term investment returns

			2016 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	923	353	118	235	1,629
Performance-related fees	33	7	-	-	40
Operating income (net of commission)note (i)	956	360	118	235	1,669
Operating expensenote (i)	(544)	(198)	(91)	(239)	(1,072)
Share of associate's results	13	-	-	-	13
Group's share of tax on joint ventures' operating profit	-	(21)	-	-	(21)
Operating profit based on longer-term investment returns	425	141	27	(4)	589

Average funds under management	£250.4bn	£109.0bn
Margin based on operating income*	37bps	32bps
Cost/income ratio**	59%	56%

	2015 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	939	304	118	321	1,682
Performance-related fees	22	3	-	-	25
Operating income (net of commission)note (i)	961	307	118	321	1,707
Operating expensenote (i)	(533)	(176)	(99)	(310)	(1,118)
Share of associate's results	14	-	-		14
Group's share of tax on joint ventures' operating profit	-	(16)	-		(16)
Operating profit based on longer-term investment returns	442	115	19	11	587

Average funds under management	£252.5bn	£85.1bn
Margin based on operating income*	37bps	36bps
Cost/income ratio**	57%	58%

            Notes
              (i)      Operating income and expense includes the Group's share of contribution from joint ventures (but excludes any contribution from associates). In the income statement as shown in note B2 of the IFRS financial statements, these amounts are netted and tax deducted and shown as a single amount.
                 (ii)     M&G and Eastspring Investments can be further analysed as follows:

M&G							Eastspring Investments
Operating income before performance related fees							Operating income before performance related fees
	Retail	Margin of FUM*	Institu- tional+	Margin of FUM*	Total	Margin of FUM*		Retail	Margin of FUM*	Institu- tional+	Margin of FUM*	Total	Margin of FUM*
	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
2016	504	86	419	22	923	37	2016	211	58	142	20	353	32

2015	582	87	357	19	939	37	2015	188	61	116	21	304	36

        *     Margin represents operating income before performance-related fees as a proportion of the related funds under management (FUM). Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations that are managed by third parties outside of the Prudential Group are excluded from these amounts.
        **      Cost/income ratio represents cost as a percentage of operating income before performance-related fees.
           †        Institutional includes internal funds.

       I(d) Contribution to UK life financial metrics from specific management actions undertaken to position the balance sheet more efficiently under the new Solvency II regime
During 2016 management actions were taken to improve the solvency of UK insurance operations and to mitigate market risks. These actions included extending the reinsurance of longevity risk to cover a further £5.4 billion of IFRS annuity liabilities. As at 31 December 2016, the total IFRS annuity liabilities subject to longevity reinsurance were £14.4 billion. Management actions also repositioned the fixed income asset portfolio to improve the trade-off between yield and credit risk and to increase the proportion of the annuity business that benefits from the matching adjustment under Solvency II.
During 2015, longevity risk of £6.4 billion on a Pillar 1 basis was reinsured. In addition, a number of other management actions were also taken to reposition the fixed income portfolio and improve matching adjustment efficiency.
The effect of these actions on the UK's long-term IFRS operating profit, underlying free surplus generation and EEV operating profit is shown in the tables below.

IFRS operating profit of UK long-term business
	First half 2016 £m	Second half 2016 £m	Full year 2016 £m	Full year 2015 £m
Shareholder-backed annuity new business:
Retail	27	14	41	34
Bulks	-	-	-	89
	27	14	41	123
In-force business:
Longevity reinsurance transactions	66	131	197	231
Other management actions to improve solvency	74	61	135	169
Provision for the review of past annuity sales	-	(175)	(175)	-
	140	17	157	400
With-profits and other in-force	306	295	601	644
Total Life IFRS operating profit	473	326	799	1,167

Underlying free surplus generation of UK long-term business*

	First half 2016 £m	Second half 2016 £m	Full year 2016 £m	Full year 2015 £m
Expected in-force and return on net worth	334	359	693	620
Longevity reinsurance transactions	53	73	126	200
Other management actions to improve solvency	137	88	225	75
Provision for the review of past annuity sales	-	(145)	(145)	-
	190	16	206	275
Changes in operating assumptions, experience variances and Solvency II and other restructuring costs	31	(23)	8	(17)
Underlying free surplus generated from in-force business	555	352	907	878

New business strain	(56)	(73)	(129)	(65)

Total underlying free surplus generation	499	279	778	813

EEV post-tax operating profit of UK long-term businesses*
	First half 2016 £m	Second half 2016 £m	Full year 2016 £m	Full year 2015 £m
Unwind of discount and other expected return	205	240	445	488
Longevity reinsurance transactions	(10)	(80)	(90)	(134)
Other management actions to improve solvency	41	69	110	75
Provision for the review of past annuity sales	-	(145)	(145)	-
	31	(156)	(125)	(59)
Changes in operating assumptions and experience variances	23	32	55	116
Operating profit from in-force business	259	116	375	545
New business profit:
Shareholder-backed annuity	17	15	32	148
Other products	108	128	236	170
	125	143	268	318
Total post-tax Life EEV operating profit	384	259	643	863
      * The 2016 results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime effective from 1 January 2016. The 2015 comparative results for UK insurance operations reflect the Solvency I basis being the regime applicable for the year.

                II        Other information
                II(a)    Holding company cash flow*

	2016 £m	2015 £m
Net cash remitted by business units:
UK life net remittances to the Group
With-profits remittance	215	201
Shareholder-backed business remittance	85	100
	300	301
Other UK paid to the Group	147	30
Total UK net remittances to the Group	447	331

US remittances to the Group	420	470

Asia net remittances to the Group
Asia paid to the Group:
Long-term business	546	494
Other operations	81	74
	627	568
Group invested in Asia:
Long-term business	(10)	(5)
Other operations (including funding of regional head office costs)	(101)	(96)
	(111)	(101)
Total Asia net remittances to the Group	516	467

M&G remittances to the Group	290	302
PruCap remittances to the Group	45	55
Net remittances to the Group from business units[1]	1,718	1,625
Net interest paid	(333)	(290)
Tax received	132	145
Corporate activities	(215)	(209)
Total central outflows	(416)	(354)
Operating holding company cash flow before dividend	1,302	1,271
Dividend paid	(1,267)	(974)
Operating holding company cash flow after dividend*	35	297

Non-operating net cash flow[2]	335	376
Total holding company cash flow	370	673
Cash and short-term investments at beginning of year	2,173	1,480
Foreign exchange movements	83	20
Cash and short-term investments at end of year[3]	2,626	2,173
         *    The holding company cash flow differs from the IFRS cash flow statement, which includes all cash flows in the period including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group's central liquidity.

         1  Net cash remittances comprise dividends and other transfers from business units that are reflective of emerging earnings and capital generation.
         2   Non-operating net cash flow principally relates to the issue of subordinated debt less the repayment of debt and payments for distribution rights.
         3  Including central finance subsidiaries.
              II(b)    Funds under management
(a)    Summary

	2016 £bn	2015 £bn
Business area:
Asia operations	69.6	54.0
US operations	173.3	134.6
UK operations	185.0	168.4
Prudential Group funds under managementnote (i)	427.9	357.0
External funds note (ii)	171.4	151.6
Total funds under management	599.3	508.6

             Notes
              (i)      Prudential Group funds under management comprise:

	2016 £bn	2015 £bn
Total investments per the consolidated statement of financial position	421.7	352.0
Less: investments in joint ventures and associates accounted for using the equity method	(1.2)	(1.0)
Investment properties which are held for sale or occupied by the Group (included in other IFRS captions)	0.4	0.4
Internally managed funds held in joint ventures	7.0	5.6
Prudential Group funds under management	427.9	357.0

               (ii)     External funds shown above as at 31 December 2016 of £171.4 billion (2015: £151.6 billion) comprise £182.5 billion (2015: £162.7 billion) of funds managed by M&G and Eastspring Investments as shown in note (b) below less £11.1 billion (2015: £11.1 billion) that are classified within Prudential Group's funds.
             (b)    Investment products - external funds under management

	2016 £m			2015 £m
	Eastspring Investments	M&G	Group total	Eastspring Investments	M&G	Group total
	note			note
1 January	36,287	126,405	162,692	30,133	137,047	167,180
Market gross inflows	164,004	22,841	186,845	110,396	33,626	144,022
Redemptions	(161,766)	(30,931)	(192,697)	(103,360)	(40,634)	(143,994)
Market exchange translation and other movements	7,231	18,448	25,679	(882)	(3,634)	(4,516)
31 December	45,756	136,763	182,519	36,287	126,405	162,692

           Note
The £182.5 billion (2015: £162.7 billion) investment products comprise £174.8 billion (2015: £156.7 billion) plus Asia Money Market Funds of £7.7 billion (2015: £6.0 billion).

           (c)    M&G and Eastspring Investments - total funds under management

	Eastspring Investments		M&G
	2016 £bn	2015 £bn	2016 £bn	2015 £bn
	note	note
External funds under management	45.7	36.3	136.8	126.4
Internal funds under management	72.2	52.8	128.1	119.7
Total funds under management	117.9	89.1	264.9	246.1

NoteThe external funds under management for Eastspring Investments include Asia Money Market Funds at 31 December 2016 of £7.7 billion (2015: £6.0 billion).

          II(c)  Solvency II capital position at 31 December 2016
The estimated Group shareholder Solvency II surplus at 31 December 2016 was £12.5 billion, before allowing for payment of the 2016 second interim ordinary dividend and after allowing for recalculation of transitional measures as at 31 December 2016.
	31 Dec	31 Dec
Estimated Group shareholder Solvency II capital position*	2016 £bn	2015 £bn
Own funds	24.8	20.1
Solvency capital requirement	12.3	10.4
Surplus	12.5	9.7
Solvency ratio	201%	193%
    * The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced With-Profit Funds and staff pension schemes in surplus. The 31 December 2016 estimated solvency position includes the impact of recalculated transitionals at the valuation date which has reduced the Group shareholder surplus from £12.9 billion to £12.5 billion.

In accordance with Solvency II requirements, these results allow for:

            -             Capital in Jackson in excess of 250 per cent of the US local Risk Based Capital requirement. As agreed with the Prudential Regulation Authority, this is incorporated in the result above as follows:

                   -   Own funds: represents Jackson's local US Risk Based available capital less 100 per cent of the US Risk Based Capital requirement (Company Action Level);
                   -   Solvency Capital Requirement: represents 150 per cent of Jackson's local US Risk Based Capital requirement (Company Action Level); and
                   -   No diversification benefits are taken into account between Jackson and the rest of the Group.

                -              Matching adjustment for UK annuities and Volatility adjustment for US dollar denominated Hong Kong with-profits business, based on approvals from the Prudential Regulation Authority and calibrations published by the European Insurance and Occupational Pensions Authority; and
                -              UK transitional measures, which have been recalculated at the valuation date, reducing the estimated Group shareholder surplus from £12.9 billion to £12.5 billion. The formal Quantitative Reporting Templates (Solvency II regulatory templates) will include transitional measures without this recalculation.
The Group shareholder Solvency II capital position excludes:
            -       A portion of Solvency II surplus capital (£1.4 billion at 31 December 2016) relating to the Group's Asian life operations, including due to 'contract boundaries';
            -       The contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds in surplus (representing £3.7 billion of surplus capital from UK with-profits funds at 31 December 2016) and from the shareholders' share of the estate of with-profits funds; and
            -       The contribution to Own Funds and the Solvency Capital Requirement from pension funds in surplus.
It also excludes unrealised gains on certain derivative instruments taken out to protect Jackson against declines in long-term interest rates. At Jackson's request, the Department of Insurance Financial Services renewed its approval to carry these instruments at book value in the local statutory returns for the period 31 December 2016 to 1 October 2017. At 31 December 2016, this approval had the effect of decreasing local statutory capital and surplus (and by extension Solvency II Own Funds and Solvency II surplus) by £0.3 billion, net of tax. This arrangement reflects an elective longstanding practice first put in place in 2009, which can be unwound at Jackson's discretion.
Korea is included in the Solvency II results above, pending local regulatory approval for the sale, which once complete will increase the shareholder Solvency II ratio by around 1 percentage point.
Analysis of movement in Group capital position
A summary of the estimated movement in Group Solvency II surplus from £9.7 billion at year end 2015 to £12.5 billion at year end 2016 is set out in the table below. The movement from the previously reported economic capital basis solvency surplus at 31 December 2014 to the Solvency II surplus at 31 December 2015 is included for comparison.

Analysis of movement in Group shareholder surplus	Full year 2016 £bn	Full year 2015 £bn

Estimated Solvency II surplus at 1 January 2016/economic capital surplus at 1 January 2015	9.7	9.7

Underlying operating experience	2.3	2.0
Management actions	0.4	0.4
Operating experience	2.7	2.4

Non-operating experience (including market movements)	(1.1)	(0.6)

Other capital movements
Subordinated debt issuance	1.2	0.6
Foreign currency translation impacts	1.6	0.2
Dividends paid	(1.3)	(1.0)

Methodology and calibration changes
Changes to Own Funds (net of transitionals) and SCR calibration strengthening	(0.3)	(0.2)
Effect of partial derecognition of Asia Solvency II surplus	-	(1.4)

Estimated Solvency II surplus at end of period	12.5	9.7

The estimated movement in Group Solvency II surplus over 2016 is driven by:

             -       Operating experience of £2.7 billion: generated by in-force business and new business written in 2016 and also the impact of one-off management optimisations implemented in 2016;
             -       Non-operating experience of £(1.1) billion: mainly arising from negative market experience during 2016, allowing for the recalculation of UK transitional measures at the valuation date;
             -       Other capital movements: comprising a gain from foreign currency translation effects and the issuance of debt during 2016 offset by a reduction in surplus from payment of dividends; and
             -       Methodology and calibration changes £(0.3) billion: reflecting model changes during 2016 and true-ups relating to opening balance estimates.
Analysis of Group Solvency Capital Requirements
The split of the Group's estimated Solvency Capital Requirement by risk type including the capital requirements in respect of Jackson's risk exposures based on 150 per cent of US Risk Based Capital requirements (Company Action Level) but with no diversification between Jackson and the rest of the Group, is as follows:

	31 Dec 2016		31 Dec 2015
	% of undiversified	% of diversified	% of undiversified	% of diversified
Split of the Group's estimated Solvency Capital Requirements	Solvency Capital Requirements	Solvency Capital Requirements	Solvency Capital Requirements	Solvency Capital Requirements
Market	55%	68%	55%	72%
Equity	12%	19%	11%	16%
Credit	25%	41%	28%	47%
Yields (interest rates)	13%	7%	13%	6%
Other	5%	1%	3%	3%
Insurance	28%	23%	27%	20%
Mortality/morbidity	5%	2%	5%	2%
Lapse	16%	19%	14%	14%
Longevity	7%	2%	8%	4%
Operational/expense	11%	7%	11%	7%
FX translation	6%	2%	7%	1%
                 Reconciliation of IFRS equity to Group Solvency II Shareholder Own Funds

Reconciliation of IFRS equity to Group Solvency II Shareholder Own Funds	31 Dec 2016 £bn	31 Dec 2015 £bn
IFRS shareholders' equity	14.7	13.0
Restate US insurance entities from IFRS onto local US statutory basis	(2.2)	(1.5)
Remove DAC, goodwill and intangibles	(3.8)	(3.7)
Add subordinated debt	6.3	4.4
Impact of risk margin (net of transitionals)	(3.4)	(2.5)
Add value of shareholder transfers	4.0	3.1
Liability valuation differences	10.5	8.6
Increase in value of net deferred tax liabilities (resulting from valuation differences above)	(1.3)	(0.9)
Other	0.0	(0.4)
Estimated Solvency II Shareholder Own Funds	24.8	20.1

The key items of the reconciliation as at 31 December 2016 are:

             -       £2.2 billion represents the adjustment required to the Group's shareholders' funds in order to convert Jackson's contribution from an IFRS basis to the local statutory valuation basis. This item also reflects a derecognition of Own Funds of £0.9 billion, equivalent to the value of 100 per cent of Risk Based Capital requirements (Company Action Level), as agreed with the Prudential Regulation Authority;
             -       £3.8 billion due to the removal of DAC, goodwill and intangibles from the IFRS balance sheet;
             -       £6.3 billion due to the addition of subordinated debt which is treated as available capital under Solvency II but as a liability under IFRS;
             -       £3.4 billion due to the inclusion of a risk margin for UK and Asia non-hedgeable risks, net of £2.5 billion transitionals, all of which are not applicable under IFRS;
             -       £4.0 billion due to the inclusion of the value of future shareholder transfers from with-profits business (excluding the shareholders' share of the with-profits estate, for which no credit is given under Solvency II), which is excluded from the determination of the Group's IFRS shareholders' funds;
             -       £10.5 billion due to differences in insurance valuation requirements between Solvency II and IFRS, with Solvency II Own Funds partially capturing the value of in-force business which is excluded from IFRS; and
             -       £1.3 billion due to the impact on the valuation of deferred tax assets and liabilities resulting from the other valuation differences noted above.
Sensitivity analysis
The estimated sensitivity of the Group shareholder Solvency II capital position to significant changes in market conditions is as follows:

Impact of market sensitivities	31 Dec 2016		31 Dec 2015
	Surplus £bn	Ratio	Surplus £bn	Ratio
Base position	12.5	201%	9.7	193%
Impact of:
20% instantaneous fall in equity markets	0.0	3%	(1.0)	(7)%
40% fall in equity markets[1]	(1.5)	(7)%	(1.8)	(14)%
50 basis points reduction in interest rates[2,3]	(0.6)	(9)%	(1.1)	(14)%
100 basis points increase in interest rates[3]	1.0	13%	1.1	17%
100 basis points increase in credit spreads [4]	(1.1)	(3)%	(1.2)	(6)%
    1 Where hedges are dynamic, rebalancing is allowed for by assuming an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period.
    2 Subject to a floor of zero.
    3 Allowing for further transitional recalculation after the interest rate stress.
    4 US Risk Based Capital solvency position included using a stress of 10 times expected credit defaults.
The Group is positioned to withstand significant deteriorations in market conditions and we continue to use market hedges to manage some of this exposure across the Group, where we believe the benefit of the protection outweighs the cost. The sensitivity analysis above allows for predetermined management actions and those taken to date, but does not reflect all possible management actions which could be taken in the future.
UK Solvency II capital position1, 2
On the same basis as above, the estimated UK shareholder Solvency II surplus at 31 December 2016 was £4.6 billion, after allowing for recalculation of transitional measures as at 31 December 2016. This relates to shareholder-backed business including future with-profits shareholder transfers, but excludes the shareholders' share of the estate in line with Solvency II requirements.

Estimated UK shareholder Solvency II capital position*	31 Dec 2016 £bn	31 Dec 2015 £bn
Own funds	12.0	10.5
Solvency capital requirement	7.4	7.2
Surplus	4.6	3.3
Solvency ratio	163%	146%
  * The UK shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced With-Profit Funds and staff pension schemes in surplus. The estimated solvency position at 31 December 2016 includes the impact of recalculated transitionals at the valuation date which has reduced the UK shareholder surplus from £5.0 billion to £4.6 billion.
While the surplus position of the UK with-profits funds remains strong on a Solvency II basis, it is ring-fenced from the shareholder balance sheet and is therefore excluded from both the Group and the UK shareholder Solvency II surplus results. The estimated UK with-profits funds Solvency II surplus at 31 December 2016 was £3.7 billion, after allowing for recalculation of transitional measures as at 31 December 2016.

Estimated UK with-profits Solvency II capital position	31 Dec 2016 £bn	31 Dec 2015 £bn
Own funds	8.4	7.6
Solvency capital requirement	4.7	4.4
Surplus	3.7	3.2
Solvency ratio	179%	175%

Reconciliation of UK with-profits IFRS unallocated surplus to Solvency II Own Funds2
A reconciliation between the IFRS unallocated surplus and Solvency II Own Funds for UK with-profits business is as follows:

Reconciliation of UK with-profits funds	31 Dec 2016 £bn	31 Dec 2015 £bn
IFRS unallocated surplus of UK with-profits funds	11.7	10.5
Adjustments from IFRS basis to Solvency II
Value of shareholder transfers	(2.3)	(2.1)
Risk margin (net of transitional)	(0.7)	(0.7)
Other valuation differences	(0.3)	(0.1)
Estimated Solvency II Own Funds	8.4	7.6

Annual regulatory reporting
The group will publish its Solvency and Financial Condition Report and related quantitative templates no later than 1 July 2017. The templates will require us to combine the Group shareholder solvency position with those of all other ring fenced funds across the Group. In combining these solvency positions, the contribution to own funds from these ring fenced funds will be set equal to their aggregate solvency capital requirements, estimated at £6.2 billion (i.e. the solvency surplus in these ring fenced funds will not be captured in the templates). There will be no impact on the reported Group Solvency II surplus.
Statement of independent review
The methodology, assumptions and overall result have been subject to examination by KPMG LLP.
Notes:
        1      The UK shareholder capital position represents the consolidated capital position of the shareholder funds of The Prudential Assurance Company Ltd ('PAC') and all its subsidiaries.
        2      The UK with-profits capital position includes the PAC with-profits sub-fund, the Scottish Amicable Insurance Fund and the Defined Charge Participating Sub-Fund.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 March 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer